Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

10 March 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

N:\CSCDept\CSCUser\Correspondence\2005\Ltr\GR\US SEC 100305.doc

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

17 February 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

SPECULATION RE ASIAN EXPANSION

Following media speculation concerning IAG's Asian expansion plans, IAG confirms that it has no update to provide to the market on this topic.

IAG has made it clear through a number of previous market communications that Asia is a focus for potential acquisitions to provide additional earnings growth for the medium to long term. IAG has been researching possible opportunities offshore for a number of years now and, as part of that research, has spoken to many general insurers in Asia, including China Pacific Insurance Company ('CPIC'). However, we have no update to our plans and nothing to announce.

IAG is aware of its continuous disclosure obligations and will update the market should anything change.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

82-34821

IAG
Insurance Australia Group

MEDIA STATEMENT

23 February 2005

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG statement regarding Whitlam retirement case

The New South Wales Supreme Court today ruled that former Chairman Mr Nicholas Whitlam is entitled to some amounts in addition to the retirement benefit already paid. These comprise interest that would have accrued during the time the payment was delayed, superannuation, and interest on the superannuation amount.

The Board of IAG believes it acted in accordance with the interests of the company and its shareholders in deferring the payment until the outcome of a Special General Meeting was known, and until ASIC proceedings against Mr Whitlam were concluded.

IAG is assessing further the full implications of the judgement.

Mr Whitlam served as a director of NRMA Motoring & Services (formerly NRMA Limited) and then Chairman of IAG (formerly NRMA Insurance Group Limited) from 1995 until his retirement in April 2001.

Media Relations
Name Will Sargent
(02) 9292 9466
Mobile 0411 012 835

Investor Relations
Name Anne O'Driscoll
Telephone (02) 9292 3169
Mobile 0411 012 675

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

82-34821

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	75,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $4 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,593,896,553 ✓	Ordinary Shares
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,291,419	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 24 February 2005
Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

24 February 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

FINANCIAL RESULTS – HALF YEAR ENDED 31 DECEMBER 2004

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4D – Half Year Ended 31 December 2004.

The documents below will be lodged separately:

1. Media Release;
2. Investor Report – 31 December 2004; and
3. Investor Presentation Slides.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (28 pages)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

HALF YEAR REPORT 31 DECEMBER 2004

APPENDIX 4D

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Up	9.6%	4,278
Profit from ordinary activities after tax attributable to shareholders	Up	47.7%	446
Net profit attributable to shareholders of Insurance Australia Group Limited	Up	47.7%	446

Dividends – ordinary shares	Amount per share	Franked amount per share
Interim dividend	12 cents	12 cents

The record date of the dividend is 16 March 2005. The dividend is to be paid on 18 April 2005. The last date for the receipt of an election notice for participation in the company's Dividend Reinvestment Plan is 16 March 2005.

OTHER INFORMATION

During the half year the Insurance Australia Group held an interest in the following joint ventures:

	% Held
NTI Limited	50

The company's aggregate share of profits of these entities is not material.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2004

APPENDIX 4D COMPLIANCE MATRIX

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period.	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). 2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4D		
3. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Half year financial report 31 December 2004: • Notes to the financial statements - Net tangible assets.	P.14	Note 12
4. Details of entities over which control has been gained or lost during the period, including the following. 4.1 Name of the entity. 4.2 The date of the gain or loss of control. 4.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Half year financial report 31 December 2004: • Notes to the financial statements - Changes in the composition of the consolidated entity	P.11	Note 8

5.	Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Half year financial report 31 December 2004: • Notes to the financial statements - Dividends note	P.11	Note 7
6.	Details of any dividend or distribution reinvestment plan in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Half year financial report 31 December 2004: • Notes to the financial statements - Dividend note	P.11	Note 7
7	Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and - where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	"Other information" page 2 Appendix 4D		
8.	For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
9.	For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT – 31 DECEMBER 2004

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

AND CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT - 31 DECEMBER 2004

CONTENTS

Insurance Australia Group Limited is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is level 26, 388 George Street, Sydney, NSW 2000.

INSURANCE AUSTRALIA GROUP LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Insurance Australia Group Limited ("IAG" / "the Company") and its controlled entities ("the IAG Group") for the half year ended 31 December 2004 and the auditors' review report thereon.

Directors

The Directors of the Company during or since the end of the half year are:

Mr JA Strong (Director since 2 August 2001), Ms YA Allen (Director since 10 November 2004), Mr JF Astbury (Director since 25 July 2000), Mr GA Cousins (Director since 25 July 2000), Ms DG Fisher (Director from 19 June 2000 to 10 November 2004), Mr ND Hamilton (Director since 19 June 2000), Ms AJ Keating (Director from 19 June 2000 to 10 November 2004), Mr RA Ross (Director since 25 July 2000), Mr B Schwartz (Director since 1 January 2005) and Mr MJ Hawker (Director since 1 December 2001).

Result and review of operations

The IAG Group net profit for the half year was $504 million (2003 - $348 million). After adjusting for outside equity interests in the IAG Group result, the net profit attributable to shareholders of the Company was $446 million (2003 - $302 million).

The key components for the half year result were:

- Strong underwriting profit of $255 million for the half year compared to $277 million in 2003. Excluding the impact of interest rate movements during the period on outstanding claims provisions, the underwriting profit for the half year is $320 million (2003 - $179 million). The quality of the result was again driven by strong performance of all major business segments.
- The strength of the underwriting result and the synergy benefits from the CGU/NZI acquisition contributed to an improvement in the insurance margin to 16.7% (2003 – 11.8%). The insurance margin achieved currently exceeds the IAG Group's long-term expectation of 9% - 12%.
- Gross written premium was $3,329 million, representing organic growth of 6.0% on the same period last year ($3,140 million).
- The expense ratio (underwriting expenses to net earned premium) of 25.3% compares to 24.9% for the same period last year. The increase is attributable to an increase in commission expense and fire brigade charges.
- The IAG Group's combined ratio of 91.8% (2003 – 90.5%) includes a negative impact of $65 million in discount rate adjustments on outstanding claims provision compared with a $98 million benefit in 2003. Excluding the impact of interest rates movements during the period on outstanding claims provisions, the combined ratio is 89.7% (2003 – 93.8%).
- The improvement in the combined ratio (excluding the impact of interest rates) reflects an underlying improvement of the IAG Group's underwriting business over the last 12 months. This improvement has been due to the synergy benefits in claims management and processes, reserve releases from key long-tail portfolios as a result of continued stability in the New South Wales CTP scheme, better than expected loss experience in liability classes and a continuation of favourable weather resulting in lower levels of storm damage. These benefits have been partly offset by the strengthening of asbestos reserves.
- During the half year, the continued strength of equity markets delivered a 23.4% annualised return on shareholders' funds, while the decrease in bond yields had a positive impact on investment returns on technical reserves. Total investment income included in the consolidated net profit before tax for the half year was $574 million (2003 - $286 million).

The IAG Group recognised an income tax expense of $219 million for the half year ended 31 December 2004 compared to $136 million in 2003, representing an effective tax rate of 30.3% (2003 - 28.1%). The lower effective tax rate for the 2003 half year was due to the recognition of a once-off benefit of $22 million as a result of the IAG Group forming a tax consolidated group in line with changes in tax legislation.

Further information on the IAG Group's result and review of operations can be found in the 31 December 2004 Investor Report on the Company's website, www.iag.com.au.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 3 and forms part of the directors' report for the half year ended 31 December 2004.

Events subsequent to reporting date

Details of matters subsequent to the end of the financial period are set out in note 13. These include:

- a dividend declared of 12 cents per ordinary share. The Dividend Reinvestment Plan will operate using shares acquired on market with no discount applied;
- the issue and listing of Reset Exchangeable Securities (RES);
- the appointment of Mr Brian Schwartz as a director of the Company; and
- the impact of the introduction of Australian equivalents of the International Financial Reporting Standards.

Dividends

Details of dividends declared are set out in note 7.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 24th day of February 2005 in accordance with a resolution of the Directors.

James Strong .... Director

.... Director

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2004 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
24th February 2005

INSURA[redacted]A GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Notes	CONSOLIDATED 31 Dec 2004 $m	 31 Dec 2003 $m
Premium revenue	3(a)	**3,311**	3,116
Reinsurance expense		**(202)**	(204)
Net premium revenue		**3,109**	2,912
Claims expense		**(2,349)**	(2,217)
Reinsurance and other recoveries	3(a)	**282**	308
Net claims expense		**(2,067)**	(1,909)
Acquisition costs		**(534)**	(507)
Other underwriting expenses		**(166)**	(164)
Fire brigade charges		**(87)**	(55)
Underwriting expenses		**(787)**	(726)
Profit from underwriting [(i)]		**255**	277
Investment revenue	3(b)	**574**	286
Other operating revenue	3(c)	**106**	188
Borrowing costs expense		**(28)**	(29)
Corporate, administration and other expenses		**(184)**	(238)
Profit from ordinary activities before income tax		**723**	484
Income tax expense		**(219)**	(136)
Net profit		**504**	348
Net profit attributable to outside equity interests		**(58)**	(46)
Net profit attributable to shareholders of Insurance Australia Group Limited		**446**	302
Non-owner transaction changes in equity:			
Net exchange difference on translation of financial reports of foreign controlled entities		**1**	-
Total changes in equity from non-owner related transactions attributable to the shareholders of the parent entity		**447**	302

	Notes	31 Dec 2004 cents	31 Dec 2003 cents
Basic earnings per ordinary share	5(a)	**27.06**	17.07
Basic earnings per reset preference share	5(b)	**267.27**	265.03
Diluted earnings per ordinary share	5(a)	**27.01**	17.01

Note: (i) Profit from underwriting comprises:	31 Dec 2004 $m	31 Dec 2003 $m
Net premium revenue	**3,109**	2,912
Net claims expense	**(2,067)**	(1,909)
Underwriting expenses	**(787)**	(726)
	255	277

The above statement of financial performance is to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AN[redacted]NTITIES

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2004

		CONSOLIDATED	
		31 Dec 2004 $m	30 Jun 2004 $m
Assets			
Cash assets		**465**	424
Investments		**9,944**	9,686
Receivables		**2,156**	2,348
Reinsurance and other recoveries receivable		**916**	915
Inventories		**2**	2
Property, plant and equipment		**246**	231
Prepayments		**70**	63
Deferred levies		**105**	104
Deferred reinsurance premium		**111**	184
Deferred acquisition costs		**582**	558
Deferred tax assets		**255**	296
Investments in joint ventures and associates		**7**	7
Intangible assets		**12**	18
Goodwill		**1,412**	1,455
Total assets		**16,283**	16,291
Liabilities			
Payables		**730**	937
Restructuring provision		**13**	29
Current tax liabilities		**63**	222
Unearned premium		**3,497**	3,472
Employee benefits provision		**157**	188
Deferred tax liabilities		**176**	99
Outstanding claims liability		**6,548**	6,327
Interest-bearing liabilities		**794**	793
Total liabilities		**11,978**	12,067
Net assets		**4,305**	4,224
Equity			
Contributed equity	9(a)	**3,802**	3,802
Foreign currency translation reserve	9(b)	**(4)**	(5)
Accumulated losses	9(c)	**(51)**	(259)
Equity attributable to shareholders of Insurance Australia Group Limited		**3,747**	3,538
Outside equity interests in controlled entities	9(d)	**558**	686
Total equity	9	**4,305**	4,224

The above statement of financial position is to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	CONSOLIDATED 31 Dec 2004 $m	31 Dec 2003 $m
Cash flows from operating activities			
Premium received		**3,347**	3,375
Reinsurance and other recoveries received		**237**	186
Claims costs paid		**(2,095)**	(2,046)
Outwards reinsurance premium paid		**(123)**	(204)
Dividends received		**55**	52
Interest and similar items received		**244**	236
Borrowing costs paid		**(32)**	(28)
Income tax refund		**9**	7
Income tax paid		**(259)**	(68)
Other operating receipts		**343**	307
Other operating payments		**(1,295)**	(1,123)
Net cash provided by operating activities		**431**	694
Cash flows from investing activities			
Net cash flows on disposal of a controlled entity	8	**-**	48
Proceeds from disposal of investments and property, plant and equipment		**11,057**	11,561
Outlays for investments and property, plant and equipment acquired		**(11,036)**	(12,134)
Repayment of premium funding loans		**180**	146
Advances of premium funding loans		**(225)**	(167)
Net cash used in investing activities		**(24)**	(546)
Cash flows from financing activities			
Outlays for return of capital to outside equity interests		**-**	(56)
Proceeds from issues of trust units		**468**	629
Outlays for redemption of trust units		**(544)**	(569)
Proceeds from borrowings		**-**	487
Repayment of borrowings		**-**	(515)
Dividends paid to IAG shareholders		**(238)**	(132)
Dividends paid to outside equity interests		**(52)**	(34)
Net cash used in financing activities		**(366)**	(190)
Net increase / (decrease) in cash held		**41**	(42)
Cash at the beginning of the financial period		**424**	626
Cash at the end of the financial period (i)		**465**	584

Notes:
(i) Cash represents cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of bank overdraft.

The above statement of cash flows is to be read in conjunction with the notes to the financial statements.

Note 1. Statement of significant accounting policies

Basis of preparation of half-year financial report

The half year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half year financial report is to be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements by Insurance Australia Group Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001 and Australian Stock Exchange Listing Rules.

The accounting policies adopted have been consistently applied by each entity in the IAG Group and are consistent with those applied in the 30 June 2004 Annual Financial Report unless otherwise mentioned. The half year report does not include full note disclosures of the type normally included in an annual financial report.

The statement of financial position has been prepared using the liquidity format of presentation and differs from the presentation as disclosed in the 30 June 2004 Annual Financial Report. The change has been made as it is considered more meaningful to emphasise the importance of liquidity to the users of the accounts. The opportunity for the change has arisen from changes in disclosure requirements as Australia adopts new accounting standards in 2005 (refer note 13). Certain reclassifications have been made from the prior period's financial report to conform to the current period's presentation.

Note 2. Current/non-current information

While the IAG Group presents the statement of financial position using the liquidity format, there are specific disclosure requirements regarding current/non-current classifications for certain items.

	CONSOLIDATED		
	Current 31 Dec 2004 $m	**Non-current 31 Dec 2004 $m**	**Total 31 Dec 2004 $m**
Assets			
Investments	**2,611**	**7,333**	**9,944**
Reinsurance and other recoveries receivable	**350**	**566**	**916**
Deferred levies	**105**	**-**	**105**
Deferred reinsurance premium	**111**	**-**	**111**
Deferred acquisition costs	**550**	**32**	**582**
Deferred tax assets	**-**	**255**	**255**
Liabilities			
Unearned premium	**3,404**	**93**	**3,497**
Employee benefits provision	**127**	**30**	**157**
Deferred tax liabilities	**-**	**176**	**176**
Outstanding claims liability	**2,243**	**4,305**	**6,548**
Interest-bearing liabilities	**46**	**748**	**794**

	30 Jun 2004 $m	30 Jun 2004 $m	30 Jun 2004 $m
Assets			
Investments	2,474	7,212	9,686
Reinsurance and other recoveries receivable	368	547	915
Deferred levies	104	-	104
Deferred reinsurance premium	184	-	184
Deferred acquisition costs	527	31	558
Deferred tax assets	-	296	296
Liabilities			
Unearned premium	3,386	86	3,472
Employee benefits provision	151	37	188
Deferred tax liabilities	-	99	99
Outstanding claims liability	2,202	4,125	6,327
Interest-bearing liabilities	-	793	793

Note 2. Current/non-current information (continued)

All items of investment in joint ventures and associates, property, plant and equipment, intangible and goodwill assets are non-current assets. Cash assets, receivables and other assets are all current assets. All other liabilities are current liabilities.

	CONSOLIDATED	
	31 Dec 2004 $m	31 Dec 2003 $m
Note 3. Revenue from ordinary activities		
Revenue from operating activities		
(a) General insurance revenue		
Direct gross written premium	**3,329**	3,140
Movement in unearned premium reserve	**(17)**	(26)
Direct premium revenue	**3,312**	3,114
Inwards reinsurance premium revenue	**(1)**	2
Premium revenue	**3,311**	3,116
Reinsurance and other recoveries	**282**	308
Total general insurance revenue	**3,593**	3,424
(b) Investment revenue		
Dividend income	**48**	25
Interest income	**197**	211
Trust income	**6**	12
	251	248
Changes in net market values of investments		
- realised gains / (losses)	**47**	(15)
- unrealised gains	**276**	53
Total investment revenue	**574**	286
(c) Other operating revenue		
Fee based business revenue	**106**	118
Life insurance business revenue	**-**	70
	106	188
Proceeds from disposal of plant and equipment	**5**	5
Total other operating revenue	**111**	193
Total revenue from operating and ordinary activities	**4,278**	3,903

	CONSOLIDATED	
	31 Dec 2004 $m	31 Dec 2003 $m
Note 4. Analysis of total expenses		
Expenses (excluding borrowing costs expense) disclosed on the face of the statement of financial performance:		
Reinsurance expense	**202**	204
Claims expense	**2,349**	2,217
Acquisition costs	**534**	507
Other underwriting expenses	**166**	164
Fire brigade charges	**87**	55
Corporate, administration and other expenses	**184**	238
Total expenses	**3,522**	3,385
Analysis of expenses by function:		
General insurance business expenses	**3,338**	3,147
Life insurance business expenses	**-**	52
Corporate and administration expenses	**184**	186
Total expenses	**3,522**	3,385

	CONSOLIDATED	
	31 Dec 2004 cents	31 Dec 2003 cents
Note 5. Earnings per share		
(a) Ordinary shares		
Basic earnings per share	**27.06**	17.07
Diluted earnings per share	**27.01**	17.01

	31 Dec 2004 Number of shares million	31 Dec 2003 Number of shares million
(i) Reconciliation between basic earnings per share denominator and diluted earnings per share denominator		
Weighted average number of ordinary shares outstanding during the financial period used in calculation of the basic earnings per share	**1,592**	1,683
Potential ordinary shares under the Performance Share Rights Plan:		
Expiry date 21 December 2010	**-**	1
Expiry date 30 April 2011	**2**	4
Expiry date 13 December 2011	**1**	1
Expiry date 5 March 2012	**1**	1
Cancelled potential ordinary shares	**(1)**	(1)
Weighted average number of ordinary shares and potential ordinary shares outstanding during the financial period used in calculation of the diluted earnings per share	**1,595**	1,689

Event subsequent to reporting date:

On 31 January 2005, a total of 923,000 ordinary shares were issued as a result of the exercise of vested Performance Share Rights. As at 31 December 2004, these shares were included as potential ordinary shares used in calculation of diluted earnings per share.

	31 Dec 2004 $m	31 Dec 2003 $m
Note 5. Earnings per share (continued)		
(ii) Reconciliation of earnings used in calculating earnings per share		
Net profit	**504**	348
Net profit attributable to outside equity interests	**(58)**	(46)
Net profit attributable to shareholders of Insurance Australia Group Limited	**446**	302
Net profit attributable to reset preference shares	**(15)**	(14)
Earnings used in calculating basic and diluted earnings per share	**431**	288

	CONSOLIDATED	
	31 Dec 2004 cents	31 Dec 2003 cents
(b) Reset preference shares		
Basic earnings per share	**267.27**	265.03

	31 Dec 2004 Number of shares million	31 Dec 2003 Number of shares million
Weighted average number of reset preference shares outstanding during the financial period used in calculation of the basic earnings per share	**6**	6

	31 Dec 2004 $m	31 Dec 2003 $m
Net profit used in calculating basic earnings per share (based on dividends paid or payable to reset preference shares)	**15**	14

There are no potential reset preference shares on issue.

Note 6. Individually significant items

Profit from ordinary activities before income tax includes the following items whose disclosure is relevant in explaining the financial performance of the IAG Group:

Expenses:		
Restructuring / integration costs	**-**	25
Insurance protection tax levied by the NSW State Government	**10**	10
Income tax benefit:		
Effect of resetting tax values on entering tax consolidation	**-**	22

	Half year ended 31 Dec 2004 $m	Year ended 30 Jun 2004 $m
Note 7. Dividends		
(a) Ordinary shares		
Final dividend for year ended 30 June 2004 of 14 cents (year ended 30 June 2003 – 7 cents) per share, paid on 18 October 2004, fully franked at 30% (year ended 30 June 2003 – 30%)	**223**	118
Interim dividend for the year ended 30 June 2004 of 8 cents per share, paid on 19 April 2004, fully franked at 30%	**-**	135
(b) Reset preference shares		
Dividend paid on IAGPA at 5.8% per annum and IAGPB at 4.51% per annum, fully franked at 30% (year ended 30 June 2004 – 30%)	**15**	29
Total dividends declared and paid by cash	**238**	282

Dividend reinvestment:

The Company operates a Dividend Reinvestment Plan ("DRP") which allows shareholders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date. The DRP share price in 2004 was with no discount. Shares allocated to shareholders participating in the DRP during the financial period ended 31 December 2004 were purchased on market (period ended 31 December 2004 – 12 million shares; year ended 30 June 2004 - 19 million shares).

Event subsequent to reporting date:

On 24 February 2005 an interim dividend of 12 cents per ordinary share, 100% franked, was declared by the Company. The DRP will operate using shares acquired on market with no discount applied. The dividend will be paid on 18 April 2005. The last date for the receipt of an election notice for participation in the dividend reinvestment plan is 16 March 2005.

Note 8. Changes in the composition of the IAG Group

During the half year ended 31 December 2003, the IAG Group disposed of 100% of the ordinary shares in NRMA Health Pty Limited effective 25 July 2003.

	CONSOLIDATED	
Detail of the disposal is as follows:	**31 Dec 2004 $m**	31 Dec 2003 $m
Sale proceeds:		
Cash	-	99
Fair value of net assets of controlled entity disposed (including goodwill)	-	97
Costs associated with disposal	-	4
	-	101
Loss on disposal	-	(2)
Net cashflow on disposal of controlled entity:		
Cash proceeds received (net of disposal costs)	-	95
Cash balance disposed	-	(47)
Inflow of cash	-	48

The disposed entity's contribution to the profit from ordinary activities before income tax of the IAG Group for the period ended 31 December 2003 was $Nil.

	CONSOLIDATED		CONSOLIDATED	
	31 Dec 2004 Number of shares million	30 Jun 2004 Number of shares million	**31 Dec 2004 $m**	30 Jun 2004 $m
Note 9. Statement of changes in equity				
(a) Contributed equity				
Ordinary shares				
Balance at the beginning of the financial period	**1,591**	1,683	**3,263**	3,434
Shares issued under Performance Share Rights Plan	**2**	2	**-**	-
Share buy-back	**-**	(94)	**-**	(168)
Share buy-back transaction costs	**-**	-	**-**	(3)
Balance at the end of the financial period	**1,593**	1,591	**3,263**	3,263
Reset preference shares				
Balance at the beginning and end of the financial period	**6**	6	**539**	539
Total contributed equity at the end of the financial period	**1,599**	1,597	**3,802**	3,802
(b) Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial period			**(5)**	(2)
Currency translation adjustments			**1**	(3)
Balance at the end of the financial period			**(4)**	(5)
(c) Accumulated losses				
Balance at the beginning of the financial period			**(259)**	(396)
Net profit attributable to shareholders of Insurance Australia Group Limited			**446**	665
Utilised in share buy-back			**-**	(246)
Dividends declared and paid			**(238)**	(282)
Balance at the end of the financial period			**(51)**	(259)
Total equity attributable to shareholders of Insurance Australia Group Limited			**3,747**	3,538
(d) Outside equity interests in controlled entities				
- Contributed equity			**124**	124
- Retained profits			**35**	39
- Unitholders' funds			**399**	523
Balance at the end of the financial period			**558**	686
Total equity			**4,305**	4,224

Note 10. Segment reporting

On 20 July 2004, the IAG Group announced an organisational restructure along four business lines. The consequential management restructuring and changes to internal reporting systems to the Chief Executive Officer and the Board were implemented in the half year ended 31 December 2004. Comparative segment information has been restated to reflect the new structure.

Primary reporting - business segments

The IAG Group operated in the general insurance industry during the half year. Revenue from the general insurance industry is derived from the underwriting of personal, commercial and international insurance businesses and these form separate reportable segments. Other activities, including corporate services, investment management and investment of the IAG Group's capital funds form a separate segment. In the half year ending 31 December 2003, the IAG Group also operated businesses in the retirement services industry, which were sold on 21 January 2004. For the purposes of the comparatives, this segment (with external revenues of $53 million and profit from ordinary activities before income tax of $15 million for the period ended 31 December 2003) has been amalgamated in the Corporate and investments segment.

	Personal insurance 31 Dec 2004 $m	**Commercial insurance 31 Dec 2004 $m**	**International insurance 31 Dec 2004 $m**	**Corporate and investments 31 Dec 2004 $m**	**Intersegment elimination 31 Dec 2004 $m**	**Total 31 Dec 2004 $m**
External revenue	**2,302**	**1,080**	**542**	**354**	**-**	**4,278**
Intersegment revenue	**-**	**-**	**139**	**-**	**(139)**	**-**
Total revenue	**2,302**	**1,080**	**681**	**354**	**(139)**	**4,278**
Profit / (loss) from underwriting	**182**	**(9)**	**82**	**-**	**-**	**255**
Investment revenue	**158**	**93**	**12**	**311**	**-**	**574**
Other operating result	**-**	**11**	**(2)**	**(115)**	**-**	**(106)**
Profit from ordinary activities before income tax	**340**	**95**	**92**	**196**	**-**	**723**
	31 Dec 2003 $m	31 Dec 2003 $m	31 Dec 2003 $m	31 Dec 2003 $m	31 Dec 2003 $m	31 Dec 2003 $m
External revenue	2,056	1,020	489	338	-	3,903
Intersegment revenue	-	-	113	-	(113)	-
Total revenue	2,056	1,020	602	338	(113)	3,903
Profit from underwriting	212	63	2	-	-	277
Investment revenue	53	3	11	219	-	286
Other operating result	-	20	-	(99)	-	(79)
Profit from ordinary activities before income tax	265	86	13	120	-	484

Note 11. Contingent liabilities and contingent assets

There have been no material changes in contingent liabilities or contingent assets since 30 June 2004.

	Notes	CONSOLIDATED 31 Dec 2004 $	30 Jun 2004 $
Note 12. Net tangible assets			
Net tangible assets per ordinary share	(i)	**1.12**	0.96
Net tangible assets per reset preference share	(ii)	**100.00**	100.00

(i) Net tangible assets per ordinary share has been determined after adjusting for outside equity interests, goodwill and other intangible assets and the value of reset preference shares on issue.

(ii) Net tangible assets per reset preference share has been reflected at the face value of $100, as the entitlement to the net assets in all circumstances is limited to the face value of the reset preference shares.

Note 13. Events subsequent to reporting date

As these transactions occurred after balance date and did not relate to conditions existing at balance date, no account has been taken of them in the financial statements for the half year ended 31 December 2004.

(a) On 24 February 2005 an interim dividend of 12 cents per share, 100% franked, was declared by the Company. The Dividend Reinvestment Plan will operate using shares acquired on market with no discount applied. The dividend is to be paid on 18 April 2005.

(b) On 11 January 2005, IAG announced the issue of 5.5 million Reset Exchangeable Securities (RES) by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, raising a total of $550 million. The RES began trading on the Australian Stock Exchange on 12 January 2005. The gross proceeds of the Offer, through a series of intra-group arrangements, have been invested by IAG Portfolio Limited, a wholly-owned subsidiary of IAG, in a portfolio of high quality, short-dated, fixed interest securities (Portfolio). IAG's obligations to the RES holders are secured by the Portfolio and interest payments and redemption amounts will depend on the performance and creditworthiness of this Portfolio. IAG may, at any time, exercise its right to exchange some or all RES for preference shares issued by IAG.

The issue of RES is expected to have a net positive, though immaterial impact, on IAG's financial performance as the increase in investment income generated by the Portfolio will be largely offset by the increase in interest expense from interest payments to RES holders and the amortisation of capitalised transaction costs. RES and the Portfolio will be set-off in IAG's statement of financial position with a net asset being recorded to the extent that the Portfolio value is greater than the RES redemption amount.

(c) Mr Brian Schwartz was appointed a director of the Company on 1 January 2005.

(d) International Financial Reporting Standards

(i) Overview

For reporting periods beginning on or after 1 January 2005, the IAG Group must comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") as issued by the Australian Accounting Standards Board. The IAG Group's financial report will be prepared in accordance with A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006. A-IFRS requires the restatement of comparative financial statements of the IAG Group subject to optional restatement for certain standards relevant to the IAG Group being AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 4 *Insurance Contracts*, and AASB 1023 *General Insurance Contracts*. A-IFRS transition adjustments will be made retrospectively against opening accumulated losses at 1 July 2004 except where, as noted above, the IAG Group elects not to restate comparatives for a particular standard in which case transitional adjustments for those standards will be made at 1 July 2005.

Note 13. Events subsequent to reporting date (continued)

(d) International Financial Reporting Standards (continued)

(i) Overview (continued)

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and A-IFRS identified to date as potentially having a significant effect on the IAG Group's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS as there is still work to be completed. There will also be significant changes in the presentation and content of financial reports prepared in accordance with A-IFRS.

The potential impacts on the IAG Group's financial performance and financial position of the transition to A-IFRS, including system upgrades and other implementation costs that may be incurred, have not all been quantified as at the transition date of 1 July 2004. The impact on future years will depend on the particular circumstances prevailing in those years.

Any assessments made in respect of the transition to A-IFRS may require adjustment before inclusion in the first financial report prepared in accordance with AIFRS due to new or revised standards or interpretations or additional guidance on the application of AIFRS in a particular industry or to a particular transaction.

It is important to understand that while the A-IFRS accounting requirements will change the IAG Group's reported results, this does not represent a change in the strength of the underlying business.

(ii) Management of the IAG Group's transition

The IAG Group has established a project team to manage the transition to the new standards, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports quarterly to the audit committee. The project team has prepared a detailed timetable for managing the transition to the new standards and is currently on schedule. To date the project team has analysed most of the new standards and has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policy for the IAG Group.

Note 13. Events subsequent to reporting date (continued)

(iii) Key differences

The key implications of the conversion to A-IFRS on the IAG Group are as follows:

Insurance contracts All of the insurance products meet the new accounting definition of an "insurance contract" The only significant change to the accounting treatments for insurance contracts is the expanded liability adequacy test	In respect of the IAG Group's core insurance business, the changes to accounting treatments on conversion to A-IFRS are minimal. A-IFRS allows the IAG Group to basically continue with current accounting treatments for those general insurance products and reinsurance products that meet the A-IFRS definition of an "insurance contract". The only significant change is the introduction of a new liability adequacy test. All of the IAG Group's general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract. This means that the IAG Group's accounting for premium revenue, reinsurance expense, claims expense, acquisition costs, and reinsurance and other recoveries, together with related balances in the statement of financial position, will continue without significant change, subject to an expanded liability adequacy test. The IAG Group is working with other general insurance companies and the Australian Accounting Standards Board to resolve issues concerning the conduct of the expanded liability adequacy test as currently published. The impact from this test, if any, is not capable of being determined until these issues are resolved. Any deficiency arising from the test will be recognised first through the write down of any related intangible assets and then the related deferred acquisition costs, with any remaining balance being recognised in the statement of financial position as an unexpired risk liability. The IAG Group may elect to not restate comparatives for these changes as permitted under the transitional provisions for first time adoption of A-IFRS, and so the financial impact, if any, may apply from 1 July 2005.
Contributed equity The reset preference shares likely to be reclassified as compound instrument	The measurement and treatment of the issued and fully paid ordinary shares will remain unchanged. The IAG Group's reset preference shares are currently presented as equity under Australian GAAP as they are not considered a mandatory convertible instrument, are perpetual, and there is no obligation to pay distributions. It was previously reported that the reset preference shares would be classified as debt under A-IFRS. However, as a result of developments in relation to the interpretation of the relevant accounting standard, it is now understood that the reset preference shares will likely be classified as a compound instrument that will consist of both a debt and equity component with associated dividend and interest expenses. This matter is subject to final clarification. The IAG Group may elect to not restate comparatives for these changes as permitted under the transitional provisions for first time adoption of A-IFRS, and so the financial impact of these changes may be applied from 1 July 2005. This change has a direct impact on the contributed capital of the IAG Group which is central to the capital adequacy requirements set by APRA. APRA has stated it will continue the current regulatory capital treatment for existing instruments that are adversely affected by the accounting standard change until further notice. If APRA's approach changes, it has indicated it may 'grandfather' the treatment of affected issued securities.
Accumulated losses The accumulated losses balance as at 30 June 2004 will change	In transitioning to A-IFRS the basic principle (with certain exceptions) is that the IAG Group must apply the new standards as if the IAG Group had always applied them. There are therefore likely to be retrospective adjustments that will affect the accumulated losses balance as at 1 July 2004.

Note 13. Events subsequent to reporting date (continued)

Investments More choices around accounting policies for investments Initial accounting policy selection means no immediate change	Under current accounting standards, the IAG Group is required to measure at net market value (fair value less disposal costs) all investments integral to general insurance activities with movements in the net market value recorded in the statement of financial performance. Under A-IFRS, the IAG Group will be required to measure at fair value those financial assets held to back insurance liabilities. Those financial assets that are not held to back insurance liabilities will move to a system of purpose led accounting. The new standards require classification of the investments based on the purpose for which they are held. The different classifications have different accounting treatments, being fair value through the statement of financial performance, fair value through equity, and amortised cost. There is also an option to measure any financial asset at fair value through the statement of financial performance regardless of the purpose for which it is held. The IAG Group has elected to apply the fair value through statement of financial performance option under its current investment strategy for shareholders' funds and so all investments held will be measured on the same basis. This will basically be a continuation of current practice with small adjustments for disposal costs and a change in market price determination. The IAG Group reserves the right to deem further asset acquisitions as held for another purpose and thus be valued on one of the other available bases. The IAG Group may elect to not restate comparatives for these changes as permitted under the transitional provisions for first time adoption of A-IFRS, and so the investment portfolio may be revalued to A-IFRS requirements from 1 July 2005.
Derivatives All recorded in statement of financial position at fair value	The IAG Group uses derivative financial instruments solely for hedging purposes. A-IFRS specifies that hedge accounting can only be applied for fair value hedges, cash flow hedges, and hedges of investments in foreign operations, and only where stringent rules are met. Hedge accounting basically provides for the movement in fair value of the derivative to follow the accounting for the underlying instrument. All derivative contracts, regardless of the purpose for which they are used, will be measured at fair value. For the majority of derivatives, which relate to investments held for which the IAG Group has elected to apply the fair value through statement of financial performance option, the movements in fair value will be recorded in the statement of financial performance. For the small number of derivative contracts that will be designated as hedges under A-IFRS, the movements in fair value will be recorded on the same basis as the item being hedged.
Goodwill No amortisation resulting in lower expenses, subject to impairment charges Goodwill supportable at 1 July 2004	The IAG Group will not restate the accounting for business combinations transacted prior to 1 July 2004, as permitted under the transitional provisions for first time adoption of A-IFRS. There are also no additional intangible assets to be recognised separately from goodwill upon first time adoption. Goodwill will not be amortised under A-IFRS and so the carrying value of goodwill as at 1 July 2004 of $1,455 million will be carried forward under A-IFRS subject to impairment testing. Part of that goodwill balance is denominated in New Zealand dollars and so the balance will continue to change reflecting foreign currency movements. The net goodwill as at 1 July 2004 has been systematically allocated to cash generating units for the purpose of the recoverability test, which is to be conducted at each reporting date. Any impairment is to be recognised in the statement of financial performance in the period in which it is identified. Using A-IFRS impairment methodology the $1,455 million goodwill balance is supportable at 1 July 2004. The elimination of the requirement to amortise goodwill under A-IFRS will increase reported profits, subject to any impairment charge that may be required at a reporting date. The IAG Group had a goodwill amortisation expense for the half year to 31 December 2004 of $46 million. That amount will be removed from the statement of financial performance under A-IFRS and the 1 July 2004 goodwill balance of $1,455 million will be reinstated, subject to impairment testing.
Non-goodwill intangibles All current non-goodwill intangible assets qualify for recognition	Existing non-goodwill intangible assets on the IAG Group's statement of financial position at 1 July 2004 and 31 December 2004 meet the recognition and measurement requirements of A-IFRS and so the accounting treatment, including amortisation, will remain unchanged. They will be subject to impairment testing. In certain circumstances under A-IFRS, development phase expenditure will be capitalised and so recognised as an internally generated intangible asset. Software development is the only significant development expenditure for the IAG Group. The IAG Group is not currently carrying any capitalised software development costs in the statement of financial position but is likely to recognise such an asset under the more prescriptive A-IFRS requirements.

Note 13. Events subsequent to reporting date (continued)

Employee benefits

The accounting for all employee benefits will remain unchanged except for defined benefit superannuation arrangements and share based payments.

Superannuation surplus

Positive impact to retained earnings at 1 July 2004

Initial change involves recognition of new asset

In December 2004 the Australian Accounting Standards Board released a revised version of AASB 119 *Employee Benefits*. The revised standard provides three options to account for actuarial gains and losses associated with defined benefit superannuation plans. These options are the 'immediate recognition' option in which the surplus as a whole is recognised in the statement of financial position with movements recognised in the statement of financial performance, the 'corridor' option which provides for only a portion of actuarial gains and losses to be recognised for a period, and the 'direct to retained earnings' option. The IAG Group has not yet selected its accounting policy in response to these changes.

The relevant net position of defined benefit superannuation plans are currently not recognised in the IAG Group's results though some information is disclosed in the notes to the annual financial report. The defined benefit superannuation plans are currently in surplus. It is important to note that the net position calculated under A-IFRS is different to that calculated in accordance with current accounting standards because of different measurement requirements with the principal difference being the discount rate applied.

Fewer than 10% of employees of the IAG Group participate in defined benefit superannuation arrangements.

Share-based payments

Overall expense likely to be reduced

Equity remuneration trust to be consolidated

The only transactions within the IAG Group that qualify as share-based payments are share-based remuneration payments. The IAG Group provides share-based remuneration through four different plans each of which have different purposes and different rules. The IAG Group will not retrospectively apply the A-IFRS expense treatment to the Performance Share Rights Plan or the Employee Share Plan, as permitted under the transitional provisions for first time adoption of A-IFRS, because the last rights provided under those plans were granted prior to 7 November 2002. The A-IFRS transition changes will therefore impact on only the Performance Award Rights Plan ("PAR Plan"), and Non-Executive Director Share Plan ("NED Plan").

The IAG Group's current practice is to acquire IAG shares on market and hold them in trust to satisfy a future obligation for share-based remuneration. The shares are purchased on or near grant date at the then market price. The cost of acquiring the shares is expensed in full, generally over the period during which the employees provide related services.

Under A-IFRS the fair value at grant date of share-based remuneration is required to be recognised as an expense over the period from grant date until the equity instruments vest fully to the employee. The charge is matched by an increase in an equity reserve. At each reporting date the total accumulated expense will be adjusted through the statement of financial performance based on the latest estimate of the number of equity instruments that will vest, considering only employee turnover, and taking into account the expired portion of the vesting period.

The vesting conditions for the two plans are different with only the PAR Plan incorporating a market based vesting condition. If equity instruments in either of the plans do not vest because the participant ceases to be employed by the IAG Group then the expense charged in relation to that participant will be reversed. If equity instruments in the PAR Plan do not vest only because the market condition is not met, then the expense will not be reversed.

The A-IFRS requirement to expense the fair value of the equity instruments granted can be different to the fair value (on-market purchase price) of acquiring the relevant number of shares to support the arrangements. For the PAR Plan, the fair value of the rights granted is lower than the market value of the shares purchased on or near grant date because of the variables and uncertainty that influence whether the participant will ever receive the share and what the value of the share will be at that time. For the NED Plan, the on-market share price at grant date may be used as a proxy for the fair value of the equity instrument granted because the shares are provided fully vested on a monthly basis and the participant is entitled to dividends and other shareholder rights during the vesting period.

The requirement to determine the fair value of the share-based remuneration and recognise this expense over the period from grant date to vesting date will likely result in a reduction in the overall expense recognised for the IAG Group in relation to share-based payments.

Under A-IFRS the equity remuneration trust used to manage the share-based arrangements will be consolidated by the IAG Group. The impact of this will be that the shares purchased by the equity remuneration trust will likely be treated as negative equity.

Note 13. Events subsequent to reporting date (continued)

Property, plant and equipment All property classified as owner occupied and depreciated over useful life	Under current accounting treatments, all property, regardless of the purpose for which it is used, must be designated as an investment integral to general insurance activities and so is measured at fair value. This designation will not continue under A-IFRS and property will be classified according to the purpose for which it is held. All of the property within the IAG Group will be classified as owner occupied property under A-IFRS. The IAG Group has elected to apply the cost approach under which the property will be depreciated over its useful life and also be subject to impairment testing. The IAG Group has elected to apply the optional exemption permitted under the transitional provisions for first time adoption of A-IFRS to use the fair value of the property held as at 30 June 2004 as the deemed cost of that property moving forward.
Plant and equipment to continue to be measured at cost	The IAG Group has elected to apply the cost approach under which plant and equipment will be depreciated over its useful life and also be subject to impairment testing. The IAG Group has elected to not apply the optional exemption permitted under the transitional provisions for first time adoption of A-IFRS to use the fair value of the plant and equipment as at 30 June 2004 as the deemed cost and so will continue to depreciate the original cost.
Taxation More deferred tax assets and liabilities may be recognised	Income tax will be calculated based on the "balance sheet approach" replacing the "income statement approach" currently used. The A-IFRS treatment focuses on the closing balances rather than the movements for the period. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes) rather than for differences between accounting and taxable profit. Deferred tax assets under A-IFRS will be recognised based on a 'probable' criterion rather than the 'beyond reasonable doubt' criteria, or 'virtually certain' criteria for unused tax losses, under Australian GAAP. This may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity. The net impact (directional or value) at transition and in the future is not capable of being determined until all other A-IFRS adjustments are finalised. The IAG Group has recently implemented and tested new tax software that is IFRS capable.
Consolidation Consolidated financial reporting to be simplified	Other than the equity remuneration trust (refer above) there are no other entities in the IAG Group that are currently not consolidated that will be consolidated under A-IFRS. IAG has operations in five countries. Three of the countries, Australia, New Zealand and Ireland, require or permit transitioning to IFRS equivalent standards from 1 January 2005 for local reporting purposes. The IAG Group controlled entities operating in those countries will apply the relevant standards in line with the IAG Group. This will simplify the IAG Group's consolidated financial reporting. The other two countries, being China and Thailand, are not currently transitioning to IFRS for local reporting purposes.
First time adoption – optional exemptions	Upon transition to A-IFRS the general principle is that the financial reports must be prepared as if the new standards had always been applied. There are however eleven optional exemptions that may be applied upon first time adoption. The IAG Group may elect to apply some, all or none of the options. Only eight of the options are relevant to the IAG Group and we list these below together with the proposed treatment. ***Business combinations*** – The IAG Group has elected to not restate the accounting for business combinations transacted prior to 1 July 2004. ***Share-based payments*** - The IAG Group will not retrospectively apply the A-IFRS expense treatment to share-based payments granted prior to 7 November 2002. ***Property, plant and equipment*** – The IAG Group will use the fair value of the property as at 30 June 2004 as the deemed cost of that property moving forward but will continue with original cost for plant and equipment. ***Foreign currency translation reserve*** – The IAG Group will not reset the foreign currency translation reserve to zero. ***Financial instruments options*** – There are two options relevant to the A-IFRS conversion of the IAG Group's accounting for financial instruments. The IAG Group will use these options in line with the election to apply the fair value through statement of financial performance option for shareholders' funds and the election whether to restate comparatives for the financial instruments standards. ***Insurance contracts*** – The IAG Group's application of this option for insurance contract disclosures is dependent in part on whether the IAG Group elects to not restate comparatives for AASB 1023 *General Insurance Contracts*, as permitted under the transitional provisions for first time adoption of A-IFRS. ***Employee benefits*** – The IAG Group has not yet selected its accounting policy in response to the revised employee benefits standard which provides three options to account for actuarial gains and losses associated with defined benefit plans.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes, set out on pages 4 to 19, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the IAG Group as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed at Sydney this 24th day of February 2005 in accordance with a resolution of the Directors.

James Strong .... Director

.... Director

KPMG

Independent Auditors' Review Report to the shareholders of Insurance Australia Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Insurance Australia Group Limited Consolidated Entity ("the Consolidated Entity"), for the half year ended 31 December 2004. The Consolidated Entity comprises Insurance Australia Group Limited ("the Company") and the entities it controlled during that half year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Insurance Australia Group Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Terblanché

Dr Andries B Terblanché
Partner

Sydney
24th February 2005

IAG
Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

24 February 2005

IAG lifts profit and dividend on back of organic growth and buoyant equity markets

Insurance Australia Group Limited (IAG) today announced a net profit after tax of $446 million for the six months ended 31 December 2004 (31 December 2003: $302 million), reflecting a continued strong performance in all business areas, ongoing synergy benefits and record levels of investment income.

IAG Chief Executive Officer, Mr Michael Hawker said the Group's momentum across all business areas, coupled with robust trading conditions, had contributed to its continued solid performance.

"Our underlying business continued to perform strongly with risks in force (or sales) increasing on the back of high renewal rates and new policies. As a result, revenue increased by 6.8% compared to the previous corresponding period," Mr Hawker said.

"At the same time, we continue to be more efficient. CGU and NZI are now fully integrated into the Group and the synergies promised at the time of the acquisition are flowing through to the bottom line. This is the first period where we've had a full contribution from these synergies without incurring any integration costs, which added 2.6% to the insurance margin.

"Customer satisfaction and retention in our core business are at all time highs as the measures we've introduced to enhance customer service, improve underwriting disciplines and refine claims management practices take effect.

"This has enabled us to improve margins across all our businesses, and achieve a Group insurance margin of 16.7%, up from 11.8% in the previous corresponding period.

"Our result was also boosted by revenue generated from investment income including a pre-tax return on shareholders' funds of $287 million. That's a record return since listing, and a 41% increase from the $204 million recorded on this portfolio in the previous corresponding period.

"These factors combined to bring our net profit after tax to $446 million, up from $302 million in the previous corresponding period."

Mr Hawker said he was pleased the Group was able to improve margins and grow earnings in an environment where premium movements were moderate, and premiums decreased in some classes.

"By leveraging our scale and diversifying our general insurance portfolio, we've been able to produce solid returns for shareholders while keeping premiums affordable for customers," Mr Hawker said.

"NSW CTP prices are now as low as they were 10 years ago, comprehensive motor insurance premiums are reducing relative to average weekly earnings and we introduced a 10% cut in commercial public and product liability rates."

In light of the Group's strong performance, the Board has declared an interim dividend of 12 cents per share, fully franked, representing a 50% increase from last year's interim dividend of 8 cents per share.

Mr Hawker said the Group's largest business, Australian personal insurance, achieved 5.4% revenue growth, boosted by integration synergy benefits, favourable claims frequency trends and continued stability in the CTP portfolio.

"Our personal lines business has real momentum, with customer retention and satisfaction levels over 90% and risks in force (sales) increasing," Mr Hawker said.

"The Group's Australian commercial business also performed strongly, recording 6.1% revenue growth from the previous corresponding period, while the international business benefited from favourable underwriting conditions in New Zealand, an appreciation of the New Zealand dollar and the absence of major catastrophes."

Other elements of the interim result compared with the previous corresponding period include:

- Revenue increased 6.8% from $2,912 million to $3,109 million;
- Underwriting profit of $255 million compared with $277 million which, despite the apparent decline, is actually an underlying improvement when the impact of discount rate changes on outstanding claims is taken into consideration. Discount rate changes reduced the current period's underwriting result by $65 million but added $98 million in the previous corresponding period;
- Combined operating ratio of 91.8% compared with 90.5%. When taking into consideration the effects of discount rate changes, the immunised combined ratio improved from 93.8% to 89.7%; and
- Insurance profit increased 51% from $344 million to $518 million.

The Group continues to maintain a very strong financial position with a minimum capital requirement (MCR) multiple of 1.85 times as at 31 December 2004, above the Group's current benchmark multiple of 1.55 times. The Group's very strong 'AA' insurer financial strength ratings for all of its key wholly-owned operating insurance entities remains unchanged, currently the highest of any Australian-based financial institution.

Mr Hawker said he expected the Group's solid performance to continue in the second half, barring any further major losses beyond the allowances in the Group's budgets.

"The momentum in the business, and robust economic conditions, are expected to continue during the remainder of the financial year. As a result, the Group expects to deliver an insurance margin of at least 15%, and revenue growth of 5-7%, for the full year.

"For the longer term, our guidance for an insurance margin of 9-12% remains unchanged, reflecting our belief that an insurance company's performance needs to be viewed over the long term, given the influence of cyclical factors, such as underwriting conditions, weather patterns and investment returns.

"Our strategy to build a foothold in Asia remains unchanged. However, in keeping with our preference for active capital management, if available investment opportunities do not meet our criteria, we may return surplus capital to shareholders.

"Looking ahead, our aim remains to deliver a normalised return on equity at a minimum of 1.5 times our weighted average cost of capital, without increasing the Group's risk profile," Mr Hawker said.

- ends -

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	02 9292 9557	**Telephone**	02 9292 3169
Mobile	0411 014 126	**Mobile**	0411 012 675

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

Directory

Stock Exchange Listings
Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

Investor Information/Administration
Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone:	1300 360 688
Email:	iag@computershare.com.au
Facsimile:	(03) 9473 2470
Website:	***www.iag.com.au***

Investor Relations
Email: investor.relations@iag.com.au

Ms Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

Telephone:	(02) 9292 3169
Facsimile:	(02) 9292 3109
Email:	anne.o'driscoll@iag.com.au

Registered Office
Insurance Australia Group Limited
Level 26, 388 George Street
SYDNEY NSW 2000
Telephone: (02) 9292 9222

Key dates for shareholders - proposed

Interim dividend – ordinary shares	
- Ex-dividend date	10 March 2005
- Record date	16 March 2005
- Payment date	18 April 2005
Half-yearly reset preference shares dividends due	15 June 2005
Announcement of annual results to 30 June 2005	19 August 2005
Final dividend – ordinary shares	
- Ex-dividend date	8 September 2005
- Record date	14 September 2005
- Payment date	17 October 2005
Annual General Meeting	9 November 2005
Half-yearly reset preference shares dividends due	15 December 2005
Announcement of half year results - 31 December 2005	23 February 2006

CONTENTS

Introduction

- The Group net profit after tax for the half-year ended 31 December 2004 of $446m represents a 47.7% increase on the prior comparative period and 45.8% on 2H04 (excluding the post-tax profit on the sale of ClearView of $57m). The continued strong performance was driven by:
  - Benefits realised from the CGU/NZI acquisition following the completion of the integration programme in 2H04. The quantum of recurring synergies delivered reached the target of $160m pa (pre-tax) in 1H05;
  - All segments of the Group's business contributed to the increase in insurance margin to 16.7% in 1H05, compared to 11.8% in 1H04 and 15.2% in 2H04; and
  - Returns on shareholders' funds rose significantly to $287m (pre-tax) on the back of the continued increase in equity market indices during the second half of calendar 2004, an increase of 40.7% on the prior comparative period and 24.8% on 2H04.
- Following the strong result, the Group has increased its interim dividend from the prior comparative period by 50.0% to 12.0 cents.
- The outlook for the Group's organic business will be influenced by the following factors:
  - Continuing growth in business volumes, assisted by robust economic conditions in Australia and New Zealand and the Group's continued momentum in improving customer satisfaction;
  - An increasing focus on segmentation in marketing and product design;
  - Further cost initiatives to streamline processes across the business to ensure the operating costs reflect the advantages available from the Group's scale in Australia and New Zealand.
  - Moderate increases or decreases in premium rates based on trends in claims frequency and costs. The experience varies by line of business and, in some instances, regions;
  - An ability to maintain positive momentum in annual normalised earnings and dividends per share. The Group's ability to do this was recently enhanced by the issue of contingent capital and retaining the Group's catastrophe deductible at $100m even though the business has grown.
  - Maintaining a conservative risk appetite within ongoing capital management and the Group's comprehensive reinsurance programme; and
  - Continuing to pursue opportunities for offshore investment in general insurance to supplement the growth and earnings profile of the business in the medium term.
- Taking into account the external market factors and internal momentum, the Group now expects the FY05 insurance margin to be at least 15.0%, subject to no further major losses. The outlook for FY05 NEP of 5 – 7% growth is unchanged.

Half Year Results

Insurance Australia Group Financial Performance	Half-year ended Dec-03 A$m	Half-year ended Jun-04 A$m	Half-year ended Dec-04 A$m
Gross written premium	3,142	3,285	3,328
Gross earned premium	3,116	3,149	3,311
Reinsurance expense	(204)	(198)	(202)
Net premium revenue	2,912	2,951	3,109
Net claims expense	(1,909)	(1,906)	(2,067)
Commission expense	(227)	(226)	(253)
Underwriting expense	(499)	(548)	(534)
Underwriting profit	277	271	255
Investment income on technical reserves	67	177	263
Insurance profit	344	448	518
Financial services	15	-	-
Net corporate expenses	(14)	(13)	(13)
Amortisation	(54)	(64)	(52)
Interest	(29)	(28)	(28)
Profit from fee based businesses	20	2	10
Investment income on shareholders' funds	204	230	287
Investment income on external funds	8	42	11
NSW Insurance Protection tax	(10)	(10)	(10)
Non-recurring items (sale of ClearView)	-	61	-
Profit before income tax	484	668	723
Income tax expense	(136)	(210)	(219)
Profit after income tax	348	458	504
Outside equity interests	(46)	(95)	(58)
Profit attributable to shareholders	302	363	446
Dividends paid to reset preference shares	(14)	(15)	(15)
Profit attributable to ordinary shareholders	288	348	431

Financial Results/Ratios	Half-year ended Dec-03	Half-year ended Jun-04	Half-year ended Dec-04
GWP (A$m)	$3,142	$3,285	$3,328
Profit attributable to ordinary shareholders (A$m)	$288	$348	$431
Reported ROE % (Average Equity) to ordinary shareholders pa	18.4%	23.4%	27.8%
Normalised ROE % (Average Equity) to ordinary shareholders pa	14.5%	14.7%	19.5%
Net cash flow from operations (A$m)	$694	$475	$431
Basic EPS (cents)	17.07	20.80	27.06
Diluted EPS (cents)	17.01	20.73	27.01
DPS	8.00	14.00	12.00
Group insurance ratios			
Loss ratio	65.6%	64.6%	66.5%
Expense ratio	24.9%	26.2%	25.3%
Administration expense	17.1%	18.5%	17.2%
Commission ratio	7.8%	7.7%	8.1%
Combined ratio	90.5%	90.8%	91.8%
Insurance margin (before tax)	11.8%	15.2%	16.7%
Minimum probability of sufficiency of general insurance claims reserves	90.0%	90.0%	90.0%
MCR multiple - Australian licensed entities	2.21x	2.29x	2.12x
MCR multiple - Group	1.90x	1.75x	1.85x

A. Key Elements of Results

- The Group delivered a net profit after tax attributable to ordinary shareholders of $431m, representing an increase of 49.7% on the prior comparative period (1H04) and 23.5% on 2H04, or 47.6% excluding the post-tax profit from sale of ClearView business of $57m in 2H04.
- The Group achieved organic growth in gross written premium (GWP) in 1H05 of 5.9% to $3,328m relative to 1H04, and 1.3% compared to 2H04. The lower growth compared to 2H04 includes the effect of the seasonality within the Commercial business (representing around 25% of the Group's GWP) where renewals are skewed to the second half of the financial year.
- Net earned premium (NEP) grew by 6.8% on 1H04 and 5.4% on 2H04. This level of growth is consistent with the Group's guidance of 5 – 7% for FY05. Growth in NEP was exhibited in all business units within the Group:
  - Australian personal lines business grew by 5.4% on 1H04 and 3.4% on 2H04;
  - Australian commercial business grew by 9.8% on 2H04 and 6.1% compared to 1H04; and
  - The reported growth of the international business includes benefits from exchange rate movements in the New Zealand business. NEP in the New Zealand business grew by 10.5% (4.7% in NZD) on 1H04 and 6.9% (1.3% in NZD) on 2H04.
- Whilst the decrease in bond yields during 1H05 had a positive impact on investment income on technical reserves returns, this effect was immunised by the negative impact on claims reserves of $65m or 2.1% on the combined ratio. Excluding the impact of these interest rate adjustments, which in 2H04 had a positive impact of $25m (or 0.8%) and in 1H04 of $98m (or 3.3%), the combined ratio for 1H05 of 89.7% reflects an underlying improvement in the Group's underwriting business over the past two half-year periods.
- The improvement in the combined ratio was largely driven by the loss ratio, which benefited from:
  - Synergies derived from the integration of CGU/NZI in claims management and processes; and
  - Reserve releases from key long-tail portfolios as a result of continued stability in the NSW CTP scheme and to reflect better than anticipated loss experience in the current liability business. These beneficial adjustments were partly offset by reserve increases for workers' compensation and product liability claims, largely in respect of prior periods.
- In assessing the trends in the administration ratio between the half-year periods it should be noted that:
  - The administration ratio of 18.5% in 2H04 included a number of one-off investments in the Group's technology transformation programme aimed at improving data and systems in the underwriting business, which added approximately 1% to the administration ratio. Excluding this, the underlying administration ratio was 17.5%.
  - The administration ratio of 17.1% in 1H04, included a one-off benefit from release of fire service levy provisions equivalent to 0.4% on the administration ratio. Excluding this the underlying administration ratio was 17.5%.

- Considering the above, the administration ratio of 17.2% for 1H05 is largely in-line with prior periods. Excluding the fire service levy component of the administration ratio, the underlying expense ratio for the period was 14.8% compared with 15.5% in 1H04 and 15.7% in 2H04.
- The strong momentum of the business following the integration of CGU/NZI business continues to produce improvements in the insurance margin. The 1H05 margin of 16.7% includes a full six months of the $160m annual recurring synergy benefits, compared to $8m and $10m of net benefits in 1H04 and 2H04, respectively.
- The Australian personal lines business continues to be the largest contributor to the Group's insurance result with an insurance margin of 18.1% in 1H05. The sustained improvement in the personal lines business continues to be supported by the Group's focus on customer service to support ongoing high retention rates and continuous improvement in, and utilisation of, its claim management models to drive competitive supply chain costs.
- The Australian commercial lines margin was 11.4% compared to 9.6% in both 1H04 and 2H04. This reflected good operating conditions and limited impact to date of market rate reductions on earned income. The improvement in margins for this business was achieved even after absorbing a net reserve increase of $37m.
- The international business produced a significant improvement in margins, with no major losses in 1H05. The insurance margin in 1H05 of 19.0% was a substantial improvement on 3.0% in 1H04 and 11.8% in 2H04.
- The equity market performance in 1H05 underpinned the investment returns on shareholders' funds of $287m, representing a 23.4% annualised return and the highest returns achieved by the Group since listing.
- The fee-based business result of $10m is not comparable on a half-year basis due to the timing of some payments within this business. The major component of fee-based business is the management of the non-risk workers' compensation schemes (underwritten by various State governments) where the timing of the assessment and notification of performance fees drives volatility in the results between the halves. Performance fees received during 1H05 were less than the prior year.
- Prior to 1H05, the results from the China Automobile Association (CAA) business were negligible and were recognised within investment returns. Given the Group's intention to expand this business, the Group will now include the results from its CAA business on the Group's profit and loss. The 1H05 loss of $2m reflects the Group's investment in expanding this business and was in accordance with expectations.
- The effective tax rate for 1H05 of 30.3% compares with 28.1% in 1H04 and 31.4% in 2H04. The varying tax rates between the half-years resulted from a number of one-off impacts in the prior two halves including:
  - Favourable adjustment of $22m arising from adoption of tax consolidation in 1H04, of which $9m was reversed in 2H04 following further review;
  - Unfavourable prior year adjustments in 2H04 of $17m to tax provisions and deferred tax assets relating to legacy issues in CGU; and
- On a 'cash' basis, i.e. excluding amortisation and one-off impacts, the tax rate is 28.3% in 1H05, and compares with 25.2% in 2H04 and 29.4% in 1H04.

B. Group Insurance Ratios



Expense ratio
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
2.4%
2.0%
5.7%
7.7%
8.1%
15.7%
15.7%
15.0%
15.7%
14.8%
FY01
FY02
FY03
FY04
1H05
Administration ratio
FSL impact
Commission ratio



Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
FY01
FY02
FY03
FY04
1H05



Combined ratio
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
100.8%
95.6%
95.7%
90.7%
91.8%
FY01
FY02
FY03
FY04
1H05



Insurance margin (before tax)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Long-term expectation 9-12%
7.6%
8.7%
12.3%
13.5%
16.7%
FY01
FY02
FY03
FY04
1H05

**Notes:*
Commission ratio negligible in prior periods
Commission ratio includes commissions paid to RACV, previously treated as a direct underwriting expense.

- While part of the positive momentum in the insurance margin can be attributed to favourable industry conditions, the Group is confident that the sustained improvement is in large part evidence of the Group's ability to execute its initiatives and make structural changes to its business to deliver sustainable results period on period.
- To compare the underlying performance of the underwriting business, it is necessary to immunise the combined ratio (COR) for the discount adjustments in the loss ratio. In 1H05 the underwriting profit was reduced by $65m in adverse discount rate adjustments, equating to a 2.1% increase in the combined ratio. This compares to a benefit of $98m in 1H04 and $25m in 2H04. Excluding the discount rate adjustments, the combined ratio has improved over both prior periods to 89.7%.
- The table below shows discount rate adjustments over the past three years and the immunised combined ratio is more comparable.

Period	Reported	Discount rate effect	Immunised
1H05	91.8%	(2.1%)	89.7%
2H04	90.8%	0.8%	[illegible]
1H04	90.5%	3.3%	93.8%
2H03	95.5%	(0.1%)	95.4%
1H03	96.0%	(4.4%)	91.6%
2H02	93.5%	0.6%	94.1%
1H02	97.6%	(1.7%)	95.9%

- The underlying loss ratio (ie, excluding discount rate adjustments) of 64.4% is an improvement on the equivalent ratio in 1H04 of 68.9% and 2H04 of 65.4%. Given the claims experience has been relatively consistent between 1H05 and 1H04, the improvement can be attributed to the Group's core capability in managing its claims costs through its supply chain models and the benefits from the integration of CGU/NZI.
- The commission ratio has increased during the period to 8.1% from 7.7%, mainly due to a combination of:
  - Higher profit commissions and some higher commission business in New Zealand;
  - Lower commissions receivable for business ceded; and
  - A larger proportion of commercial business with higher commissions.
- Excluding the fire services levy expense from both premium and expenses would reduce the administration ratio by 2.4% from 17.2% to 14.8% for 1H05. On the same basis, the underlying ratios were 15.5% in 1H04 and 15.7% in 2H04. The Group intends to continue its focus on keeping this ratio at industry leading levels for its mix of business.
- The 1H05 insurance result includes a full six months of recurring synergy benefits. At $160m pa, this equates to 2.6% on the insurance margin. This compares with a net benefit of $8m (0.3% on COR) in 1H04 ($33m benefit offset by integration expenses of $25m) and $10m (0.3% on COR) in 2H04 ($37m benefit offset by integration expenses of $27m).
- The insurance margin of 16.7% marks the second consecutive period in which the Group has meaningfully exceeded its long-term insurance margin expectation of 9-12% over a full cycle. The average of the half-yearly margins since listing is 11.4%.

C. Results by Business Area



Insurance Australia Group
General Insurance
Corporate & Investments
Australia
International
Investments
Corporate Costs

Insurance Australia Group Limited	Personal Lines	Commercial Lines	International	Corp & Inv't	Half-year ended Dec 04	Half-year ended Dec 03
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**2,002**	**827**	**499**		**3,328**	**3,142**
Gross earned premium	1,986	831	494		3,311	3,116
Reinsurance	(106)	(100)	4		(202)	(204)
Net premium revenue	**1,880**	**731**	**498**	-	**3,109**	**2,912**
Net claims expense	(1,262)	(518)	(287)		(2,067)	(1,909)
Commission expense	(114)	(90)	(49)		(253)	(227)
Underwriting expense	(322)	(132)	(80)	-	(534)	(499)
Underwriting profit	**182**	**(9)**	**82**	-	**255**	**277**
Investment income on technical reserves	158	93	12		263	67
Insurance profit	**340**	**84**	**94**	-	**518**	**344**
Financial services				-	-	15
Net corporate expenses				(13)	(13)	(14)
Amortisation				(52)	(52)	(54)
Interest				(28)	(28)	(29)
Profit from fee based businesses		11	(2)	1	10	20
Investment income on internal funds				287	287	204
Investment income on external funds				11	11	8
NSW Insurance Protection Tax				(10)	(10)	(10)
Profit before income tax	**340**	**95**	**92**	**196**	**723**	**484**
Income tax expense				(219)	(219)	(136)
Profit after income tax	**340**	**95**	**92**	**(23)**	**504**	**348**
OEI: External funds					(11)	(8)
OEI: IMA & MCGI					(47)	(38)
Profit attributable to shareholders					**446**	**302**
Dividends on reset preference shares					(15)	(14)
Profit attributable to ordinary shareholders					**431**	**288**
Basic earnings per share (cents)					**27.06**	**17.07**
Diluted earnings per share (cents)					**27.01**	**17.01**

Australian Personal Lines

Australian Personal Lines	Half-year ended Dec-03	Half-year ended June-04	Half-year ended Dec-04
	A$m	A$m	A$m
Gross written premium	1,920	1,980	2,002
Gross earned premium	1,873	1,921	1,986
Reinsurance expense	(90)	(102)	(106)
Net premium revenue	1,783	1,819	1,880
Net claims expense	(1,173)	(1,152)	(1,262)
Commission expense	(105)	(108)	(114)
Underwriting expense	(293)	(339)	(322)
Underwriting profit	212	220	182
Investment income on technical reserves	53	109	158
Insurance profit	265	329	340
Insurance ratios			
Loss ratio	65.8%	63.4%	67.1%
Expense ratio	22.3%	24.5%	23.2%
Administration ratio	*16.4%*	*18.6%*	*17.1%*
Commission ratio	*5.9%*	*5.9%*	*6.1%*
Combined ratio	88.1%	87.9%	90.3%
Insurance margin (before tax)	14.9%	18.1%	18.1%

- The Group's Australian Personal Lines business underwrites retail insurance for individuals. These products are sold directly to customers through branches, the internet and call centres, as well as through intermediary partners (insurance brokers and agents) and business partners (financial institutions).
- The Australian personal lines business continues to represent the largest component of the Group's business, comprising of 60% of Group GWP. It generated 65.6% of the Group's pre-tax insurance profit in 1H05.
- With growth in premium rates moderating as savings in claims are passed to consumers, the strong margins delivered in this period reflect ongoing positive momentum in the business, including benefits from the integration of the CGU personal lines business, favourable frequency trends and continued stability in the Compulsory Third Party (CTP) motor liability portfolio.

A. Operational Results

- This segment continues to produce strong margins despite some premium rate decreases. This reflects the disciplined approach to management of costs and the ability to leverage scale to generate efficiencies.
- GWP growth during the last 12 months was 4.3%.
- In volume terms, risks in-force growth for the personal lines business in 1H05 was 2.6% compared to 1H04.
- The core capability in managing personal lines risk from the risk-selection to claims management has been the key driver in delivering ongoing strong margins in this business.

- The loss ratio of 1H05 of 67.1% includes a negative discount rate adjustment of 1.5%, whilst the two previous periods had benefits from discount rate movements, including 2.9% in 1H04. Excluding this, the loss ratio in 1H05 shows improvement from the same period last year reflecting lower claims frequency and the effect of key claims initiatives that have been implemented throughout this period.
- From a claims management perspective, the concept of partnering with key suppliers to deliver quality service to policyholders through efficient and cost-effective claims management began in November 2001 with the Preferred Smash Repair model (PSR). The success of this initiative has evolved and been further enhanced through the introduction of web-based capability to virtually manage claims processes nationally and across the key short-tail personal lines products.
- The success of the supply chain model within the motor class has more recently been applied to home insurance. This was implemented in 2003 and following integration has been operational in the CGU business for almost a year. This has delivered substantial savings in the average cost per claim for similar damage.
- The weather during 1H05 indicated a return to more normal weather patterns. For example, 66 rain days were recorded in Sydney, compared with 58 days in 1H04 (historical average 136 days per calendar year). There were also a number of major storms in 1H05 with an aggregate cost of approximately $90m, mainly affecting the home portfolio. This is similar to the experience in 1H04, but considerably more than 2H04.
- The administration ratio for 1H05 was 17.1%. 1H05 and 1H04 both benefited from a fire service levy adjustment of 0.3% and 0.7% respectively. After taking this into account the 1H05 administration ratio is in line with 1H04.
- With the national personal lines business is operating as one, including the CGU portfolios, the business has begun a review to ensure that the operations are optimised and to further improve customer service. Utilising the skills and experience of the people in the business, process improvements are being identified. These range from choosing 'best of breed' where disparate processes operate for similar activities around the business and designing improved processes where inefficiencies are identified. Implementation of these changes will assist in sustaining strong margins in this business.

B. Short-tail Personal Lines

B.1 Premiums and Market Share

- GWP growth in the short-tail personal lines business during the last 12 months has been achieved in a market, which is very competitive. Insurers are targeting segments perceived as attractive and pricing keenly in these.
- This business continues to sustain excellent retention, with renewal rates of over 90% in the key direct portfolios.
- The national market share for the short-tail personal lines portfolios is broadly in line with previous periods.*Source: Roy Morgan
- New business volumes have been steady during the period. The growth in the home portfolio has been well in excess of system growth (as measured by CPI and AWE growth). Average premiums for home insurance rose, in single digits, due to the increased frequency and severity of claims, moderated by sharing of the savings achieved in claims costs.

- To accelerate new business growth, a number of new initiatives have been developed to leverage market share and the extensive customer database to target specific market and customer segments. In particular Home@50 was launched in 2H04 and performed well in 1H05.
- Average premiums in motor continue to rise at less than inflation as savings achieved are shared with customers. The graph below tracks affordability of motor premiums compared to average weekly earnings since December 1998.



Affordability of NRMA Car Insurance (NSW)
(Annual Average Premium / Average Weekly Earnings)
Premium/AWE
80%
75%
70%
65%
60%
55%
50%
Average 61%
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Full time adult ordinary time earnings - Gross pay before tax and overtime. Only full-time adult employee jobs.

Note: On average, 61% of the average weekly earnings covers the average 12-month insurance policy. At October 2004 it was 58%.

B.2 Customer focus

- The two fundamentals that need to be addressed to achieve growth in the personal lines market are product and customer service differentiation. initiatives implemented during 1H05 include:
  - Rolling out of several enhancements to operating models in the telephone business networks and branches to simplify processes for customers.
  - New motor policy booklets launched in September 2004 delivered nationally consistent (previously there were some state differences) policy terms and conditions that are at least equal to, or (in most cases) exceed, the cover provided by competitors. This follows the launch of the new home policy booklet in 2H04.
  - As part of differentiating its products, Australian Personal Lines focuses on providing more flexibility in policy options to recognise the varying needs of its customers. Examples of this include the introduction of two new policy options:
    - Windscreen Cover (customers can elect to pay an additional premium which allows them to claim for replacement windscreens without paying an excess);

- Choice of Repairer Motor Policy - The introduction of this option was partially influenced by the 2003 issues paper on the relationship between insurers and smash repairers reported by the Australian Competition and Consumer Commission where "repairer groups have called for consideration of a two tier pricing system. This price system will offer consumers the choice of paying two separate prices for motor vehicle insurance". The Group believes its motor insurance policy is now the most transparent in the market place with respect to the treatment of motor claims.

▶ Higher customer satisfaction has been achieved in claims than previously reported, as shown below. Further customer research is being conducted in relation to retention of customers who have made a claim to further improve the customer claims experience.

Overall Claims Satisfaction						
	Motor			Home		
	Jun-04	Nov-04	change	Jun-04	Nov-04	change
NSW	88%	93%	5%	78%	87%	9%
VIC	85%	88%	3%	82%	89%	7%
QLD	87%	83%	1%	84%	91%	7%
SA	82%	93%	5%	85%	90%	5%
WA	89%	95%	6%	89%	88%	(1%)
National	**87%**	**91%**	**4%**	**81%**	**89%**	**8%**

Source: Woolcott Survey, November 2004.

▶ Other measures that validate the high level of claims customer service being delivered include:

- Short tail personal lines customer disputes / number of claims lodged – This measure has improved to 0.30% in 1H05 down from 0.32% in 2H04.
- The ratio of complaint levels/direct policies in-force in the major portfolios of motor and home sold under IAG brands has improved slightly from 0.016% in 2H04 to 0.015% in 1H05.

▶ The ability to achieve consistent financial improvements within the operations without compromising on customer retention and claims satisfaction reflects the sustainable nature of the strong result.

B.3 Operating improvements including claims

Integration – CGU

▶ Throughout 2004, use of the IAG procurement model for supply chain management for the CGU business has increased and is now delivering substantial savings. The savings being realised were part of the integration saving targets.

Motor claims

▶ The preferred supplier initiative was extended in 1H05 to cover providers of materials and services such as glass, radiators, suspension and mechanical, as well as towing. These preferred suppliers are appointed through a rigorous tender process focussing on probity, quality, efficiency and business need. Once appointed contractual arrangements are put in place to ensure customers receive quality service. These arrangements ensure competitive cost structures, improve payment turnaround time for suppliers and improve relationships with these suppliers through information sharing.

- Particularly pleasing is the strong support received by the model in the independent submission to the Productivity Commission by the Australian Consumers Association (ACA). The ACA said, "...*most consumers are happy, in fact prefer, to let their insurer* manage the repair".
- Furthermore, the draft report by the Productivity Commission released in November 2004 said, "Preferred smash repairer (PSR) arrangements benefit insurers, consumers and many repairers. Further, PSR arrangements should not adversely affect the quality and safety of repair".
- The effectiveness of these supply chain initiatives is reflected in the claims satisfaction rates noted earlier and in the continued achievement of a sustained improvement in average repair costs.

Home claims

- The home contents procurement models manage the replacement of goods. These procurement models involve business relationships with preferred suppliers resulting in significant savings to both the bottom line and the time taken to replace items and settle the claim for the customer.
- Existing procurement models covering the replacement of electrical goods and jewellery have been enhanced during 1H05 to provide more reliable and efficient service. Further, additional models have been introduced to offer more flexibility in claim settlement.
- 72% penetration has been achieved in use of home claims procurement models nationally, representing almost double the penetration in 1H05 with some regions achieving above 90%. This has led to reduced costs for similar claims and improved customer satisfaction results.

C. Long-tail Personal Lines

C.1 Compulsory Third Party

A milestone was reached in June 2004 – 2 million CTP risks in-force across NSW, QLD and ACT. Market shares by state are shown below.


Risk state (Privately underwritten)
Non-risk state (Government underwritten)
TAS
Market Share in ACT 100%

Sources: NSW CTP market share: Motor Accident Authority (MAA)
QLD CTP market share: Motor Accident Insurance Commission (MAIC)

Note: Market shares are based on 12 month rolling average of total premiums.

C.1.1 CTP – New South Wales

- The NSW CTP portfolio continues to generate strong operating margins. Apart from the stability of the scheme, resulting from the legislative reforms in October 1999, other factors influencing the lower claims frequency include, improved vehicle safety and safer driving behaviours.
- There is a continual focus on ensuring that CTP is positioned to provide an appropriate return on capital into the future. To this end the Group has begun to engage the Motor Accidents Authority's assistance in ensuring that pricing and related regulations recognise the capital intensity of CTP under the current APRA requirements.
- Financial assistance and expertise has continued to be provided to a range of worthy community activities and research which are aligned to reducing risk, increasing the understanding of the drivers of risk or increasing the likelihood of better medical outcomes for those injured in motor vehicle accidents. Current activities include:
  - Continued sponsorship of the Careflight helicopter;
  - Funding research by Monash University Research Accident Centre into better understanding the key influences on changes in accident frequency over time;
  - Crash testing to assess the relative effectiveness of various types of head restraints; and
  - Funding the provision of an additional operating theatre at Westmead Childrens' Hospital Burns Unit.
- From the claims management perspective, as the leader in this market, the Group continues to leverage its scale and expertise to drive claims efficiencies contributing to improved margins. Over time it has consistently outperformed key industry benchmarks. This can be seen in the following measures last published by Trowbridge Deloitte in September 2004 as at June 2004:
  - Reported claim frequency continues to be below the industry;
  - Average incurred claim cost is below the industry average;
  - Average finalised cost of claims remains below the industry average;
  - Large claims experience is less than would be expected based on market share;
  - Claims finalisation rate remains well ahead of the rest of the industry;
  - Average finalised cost of Motor Accidents Compensation Act 1999 ('MACA') claims continues to track at approximately 20% less than the 1988 Act experience; and
  - Exposure to the 1988 Act continues to fall, with more than 99% of the claims lodged under this Act now finalised.
- Customers also continue to benefit from the stable and effective regulatory regime through real price decreases since December 1999. Since February 2004, Sydney Metro rates have fallen by 2%.

- Similar to the experience noted for NSW motor insurance, the affordability of NSW CTP has also improved. The following graph shows that the benchmark premium ('Sydney Best Metro') is now only 34% of average weekly earnings, compared with 42% in December 1999.


CTP NSW AFFORDABILITY INDEX
44.0%
42.0%
40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
Proportion of AWE
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Quarter ending

C.1.2 CTP – Australian Capital Territory

- Australian Personal Lines continues to be the sole provider of CTP in the ACT and the scheme is performing in line with expectations.
- The effects of the ACT's Civil Liability Reform legislation on the scheme are being monitored. These changes were introduced to produce savings for the ACT personal injury schemes, including CTP. The regulations giving substance to the legislation have only recently been implemented and are being monitored to assess its potential impact on scheme costs.

C.1.3 CTP - Queensland

- The number of risks in-force has grown by 11.1% since June 2004 and increased to 2.0% of the market from 1.8% at June 2004. This portfolio is still an immaterial element of the overall long tail personal lines performance.

Australian Commercial Lines

Australian Commercial Lines	Half-year ended Dec-03 A$m	Half-year ended June-04 A$m	Half-year ended Dec-04 A$m
Gross written premium	**768**	**845**	**827**
Gross earned premium	**793**	**779**	**831**
Reinsurance expense	(104)	(113)	(100)
Net premium revenue	**689**	**666**	**731**
Net claims expense	(421)	(437)	(518)
Commission expense	(81)	(79)	(90)
Underwriting expense	(124)	(144)	(132)
Underwriting profit	**63**	**6**	**(9)**
Investment income on technical reserves	3	58	93
Insurance profit	**66**	**64**	**84**
Profit from fee based business	20	1	11
Total commercial line result	**86**	**65**	**95**
Insurance ratios			
Loss ratio	61.1%	65.6%	70.8%
Expense ratio	29.8%	33.6%	30.4%
Administration ratio	*18.0%*	*21.7%*	*18.1%*
Commission ratio	*11.8%*	*11.9%*	*12.3%*
Combined ratio	90.9%	99.2%	101.2%
Insurance margin (before tax)	9.6%	9.6%	11.5%

- The Australian commercial business was restructured in July 2004 to incorporate the former intermediary business and workers' compensation business. The business now encompasses commercial lines, workers' compensation and related fee-based businesses.
- The commercial suite of products, provided nationally, includes fire & ISR (industrial special risks), commercial motor, rural insurance, marine insurance, public liability, professional indemnity and home warranty.
- The workers' compensation business underwrites in the risk states of Western Australia (WA), Australian Capital Territory (ACT), Tasmania (TAS) and Northern Territory (NT). The fee-based businesses comprise workers' compensation services in NSW, Victoria (VIC) and South Australia (SA), premium funding and risk management and safety management.
- The result also includes the inwards reinsurance run-off.

A. Operational Results

- The commercial business accounted for 24.8% of the Group's 1H05 GWP and contributed 16.2% of the Group's insurance profit for the year.
- The GWP for 1H05 was 7.7% higher than 1H04. This included strong growth in some classes – for example, 8% for fire, 20% for liability (for product and public liability) and 16% for commercial accident. The growth is attributed to:
  - Rates not softening in the SME market as early as expected, particularly in fire and accident classes;
  - Generally higher than expected retention rates; and
  - Commercial policies growing by around 5%.

- Consistent with the seasonality of the commercial business, GWP for 1H05 was 2.1% lower than 2H04.
- Workers' compensation insurance premiums in the risk states remained relatively flat, principally due to the reductions in industry rates released in Western Australia by the Premium Rates Committee for the 12 months commencing 30 June 2004. Market share in the privately underwritten states has remained relatively stable at around 30% nationally.
- The reinsurance expense for this business has reduced in both absolute and proportionate terms. This follows a restructure of the reinsurance arrangements whereby less facultative reinsurance is used and greater reliance is, instead, placed on the Group's surplus reinsurance treaties.
- The 1H05 combined ratio included an adverse discount rate adjustment of $37m (5.1% on COR), compared to a benefit in the last two half-year periods of $46m (6.7% on COR) in 1H04 and $15m (2.3% on COR) in 2H04. The underlying combined ratio was 96.1% in 1H05, a sustained improvement on 97.6% in 1H04 and 101.5% in 2H04.
- On the same basis, the underlying loss ratio was 65.7% in 1H05, compared to 67.8% in 2H04. Included in the 1H05 loss ratio is a net increase of $37m in liability claims reserves, comprised of increases in workers' compensation and product liability reserves, largely due to asbestos, and a reduction in reserves for current commercial liability business.
- Throughout 2004 there has been an increased focus on asbestos issues in the community and the Group has seen an increase in the number of claims reported. Based on the latest available information, there is a potential for a higher number of more costly mesothelioma claims in the future. Accordingly, the Group increased its reserves in 1H05 to reflect the greater mix of these higher cost claims. This led to an increase in the survival ratio to 54 times the average of the last three year's claims paid ('survival ratio'), from 50 times at 30 June 2004. This ratio is provided as an indicator of the Group's reserving for this liability class. However, it should be used with caution as research indicates that the underlying exposures and measurements used are not sufficiently comparable to make reliable comparisons. The Group is participating in research being conducted to get more consistent information for Australian experience, exposure type and treatment of estimates, prudential margins and recoveries. However, based on the information currently available, the Group understands its provisions to be at the conservative end of the local market range.
- The releases in the reserves for the ongoing liability business reflects the Group's growing confidence in the realisation of benefits from the tort reforms implemented in recent periods and underpinned the Group's reductions in public liability rates.
- The insurance margin of 11.5% for 1H05 is an improvement on the 9.6% reported both for 1H04 and 2H04. This result is particularly strong, when considering the margin in 1H05 absorbed the impact of a $37m net claims reserve increase.
- The increase in the commission ratio in 1H05 to 12.3% from 11.8% and 11.9% in 1H04 and 2H04, respectively, was due to a combination of a lower proportion of reinsurance commission (on business ceded under surplus and facultative reinsurance) and a change in mix of the portfolio to higher commission commercial business.
- The administration ratio of 18.1% in 1H05 is an improvement from 21.7% in 2H04, which included expenses relating to the launch of the home warranty and marine insurance business. The 1H04 ratio of 18.0% included a benefit from arising from a fire service levy credit notified in that period. Whilst the business derived synergy benefits during 1H05, there was continued reinvestment in the business to improve product offerings and processes, which will assist in sustaining margins during the next 12 months.

B. Operations and Customers

B.1 Process improvements

- The Group's professional risk team was one of the first in the Australian market to launch a real-time internet quoting system for the Group's products. CGU is also the only insurance provider to offer extensive training in professional risks to brokers and the feedback from them has been overwhelmingly positive.
- The Group continues to develop its innovative e-learning tool to deliver training for staff and authorised representatives. The Group also introduced a web portal ("Replink") to assist authorised representatives to provide necessary documentation, such as Statements of Advice, to customers as required by legislation. The database is also used for updating ASIC records as part of ongoing compliance.
- Initiatives such as these, together with a long-track record of service and the Group's very strong credit rating, contribute to the Group's sustained retention of customers when premium rates in the market are volatile.
- The workers' compensation business in Victoria (non-risk operation) has completed a review that will result in improved alignment of the claims groups to ensure better accountability within teams for the end-to-end management of claims. The desired outcomes of the project are to improve customer service.
- Following completion of integration, the business launched a review with the following objectives: to do things better today; to become more competitive; and to build a business that is more agile and able to take advantage of growth opportunities. The project will review the way business is done with a view to improve consistency and share ideas through various parts of the business.
- The workers' compensation risk states are progressing a systems conversion, which will result in one system being utilised for all of these states. This will result in systems maintenance and support savings (systems and training), driving down operating costs.

B.2 Product and distribution development

- Key initiatives in this area include:
  - Continuing to develop new products to broaden the product range on the e-business platform, providing intermediaries the ability to quote and issue cover with the end-to-end transaction completed by the single keying of information;
  - Relaunch of CGU's flagship business package policy revising the product to improve its marketability; and
  - Development of a motor fleet offering, which encompasses insurance coverage and accident management and reporting service.

B.3 Outlook

- The market is expected to continue its downward trend in rates, particularly at the corporate end. The business will continue to focus on risk selection and achieving required technical rates across the portfolio.
- The eCommerce delivery systems will continue to drive efficiencies in the SME markets.
- Workers' compensation premiums in WA are expected to rise as a result of the introduction of regulatory changes, this increase being required to cover the increased cost of claims arising from the increased benefits payable to claimants.

- The business will continue to grow through focus on its established strategic initiatives of:
  - Selectively targeting specific segments and accounts while retaining the positive features of the current portfolio mix;
  - Increasing flexibility in pricing, risk acceptance and whole of account approach, while maintaining underwriting discipline and technical benchmarks at product level; and
  - Using rating strength in selected products to grow market share, without allowing substantial deterioration of rating strength.

C. Fee based businesses/managed schemes

- The fee-based profit for 1H05 of $11m is lower than the $20m reported for 1H04. This reflects lower performance fees received. These performance fees constitute a substantial portion of the profit from these businesses and can vary considerably.
- Fee income from the Group's risk management and safety offerings, whilst not of significant size at present, continues to grow.

D. Inwards Reinsurance run-off

- The commutation strategy for the inwards reinsurance run-off continues to progress with four additional commutations in 1H05. This brings the calendar year total to 15 contracts and resulted in net savings to the Group.
- As at December 2004, 65% of the remaining contracts are subject to discussions on possible commutations.
- The net provision for the outstanding claims on this portfolio is now approximately $92m, a reduction of around 10% since June 2004.

International General Insurance

International operations	Half-year ended Dec-03 A$m	Half-year ended Jun-04 A$m	Half-year ended Dec-04 A$m
Gross written premium	**454**	**460**	**499**
Gross earned premium	**450**	**449**	**494**
Reinsurance expense	(10)	17	4
Net premium revenue	**440**	**466**	**498**
Net claims expense	(315)	(317)	(287)
Commission expense	(42)	(39)	(49)
Underwriting expense	(81)	(65)	(80)
Underwriting profit	**2**	**45**	**82**
Investment income on technical reserves	11	10	12
Insurance profit	**13**	**55**	**94**
China Automobile Association		-	(2)
Total international result	**13**	**55**	**92**
Insurance ratios			
Loss ratio	71.6%	68.0%	57.6%
Expense ratio	28.0%	22.4%	25.9%
Administration ratio	*18.5%*	*14.0%*	*16.1%*
Commission ratio	*9.5%*	*8.4%*	*9.8%*
Combined ratio	99.6%	90.4%	83.5%
Insurance margin (before tax)	3.0%	11.8%	18.9%



Expense Ratio
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
35.9%
20.1%
18.4%
16.2%
16.1%
FY01
FY02
FY03
FY04
1H05
■ Administration Ratio % (NEP) □ Commission ratio % (NEP)



Loss Ratio
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
57.6%
FY01
FY02
FY03
FY04
1H05



Combined ratio
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
106.7%
96.4%
95.3%
94.8%
83.5%
FY01
FY02
FY03
FY04
1H05



Insurance margin (before tax)
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
(5.4%)
7.9%
7.1%
7.6%
18.9%
FY01
FY02
FY03
FY04
1H05

A. International – New Zealand and Captive

- GWP growth of 9.9% compared with 1H04 includes the currency translation impact of a 5.7% appreciation in the New Zealand dollar over the period. On a local New Zealand currency basis the growth was 4.2%. This level of growth was consistent with industry experience and the Group retains its market leading position with 37% of the market (based on the latest available data from Insurance Council of New Zealand for the year ended 30 September 2004).
- The New Zealand market exhibits similar traits to the Australian market dynamics with increasing competition and moderate system growth. To counteract this, IAG NZ implemented initiatives to launch new products and capabilities to promote growth. These included three small distribution channel acquisitions since 30 June 2004:
  - Clipper Club Marine Underwriters Limited, a specialist marine underwriter and distributor of marine insurance products;
  - National Auto Club Underwriters Agency (NZ) Limited, a specialist underwriter of high performance motor vehicle insurance; and
  - Mike Henry Travel Insurance Limited. The full acquisition of this business will be completed over two years – 50.1% initially, then the remaining 49.9% on 30 June 2006. This business will operate under its current brand and continue to distribute through intermediaries.
- As the IAG NZ business already underwrites these businesses, the acquisitions will not immediately add to GWP levels, but provide the ability to leverage the distribution capabilities within these businesses to promote the Group's products.
- As in 2H04, the reinsurance expense for the Group's international operations is a credit. During 1H05, the Group's captive reinsurer earned reinsurance premium of $178m from the Group's other businesses, while it paid out reinsurance expenses of $112m. This $66m gap, which reflects risk retained by the captive and allowance for expenses, is then credited to the reinsurance expense line for the Group on consolidation. As this credit is larger than the reinsurance expense for IAG NZ, there is net reinsurance revenue for the Group's international operations.
- The 1H05 combined ratio for the Group's international operations was 83.5%, compared to 90.4% in 2H04. This reflects a continuing trend of reduced claims frequency and favourable underwriting conditions in New Zealand. The Group's captive reinsurer made a significant contribution to the low combined ratio due to the absence of any major catastrophe claims in 1H05. However, as this performance is dependant on high severity, low frequency events, it cannot be assumed to be sustainable in 2H05.
- The administration ratio of 16.1% in 1H05 is in-line with expectations for this business. Given the timing difference in the realisation of integration costs and benefits in 1H04 and 2H04, the 1H05 administration ratio of 16.1% is more comparable with the full FY04 administration ratio of 16.2%.
- The increasing trend in the commission ratio since 1H04 is caused predominately by two main factors:
  - The payment of commissions linked specifically to profitability and growth, which is a consequence of the high level of profitability currently being achieved by the broker channel; and
  - The consolidation within the broker market whereby brokers earning traditionally higher commission rates are acquiring smaller brokerages, which attracted a lower commission rate.

- A number of factors are driving broker consolidation including potential regulatory changes, succession planning and attempts to leverage scale. A general rule is that brokers who are paid higher commission scales are absorbing brokers being paid lower commission scales. The business monitors these developments by ensuring that higher commission is linked to greater value delivery to end customers and/or performance conditions (such as profit or growth).
- The New Zealand business had been developing a new IT system for its business on a standalone basis during the past two years, in accordance with Group needs and resources when this was initiated. Following extensive reviews during the year, and taking into consideration the Group's current resources and technology strategy, the Group resolved, in November 2004, to decommission this project (all costs had been expensed as incurred). The basis for the decision was that, with IAG's broader focus now being both to leverage scale and to ensure that costs are managed effectively, significant synergies were achievable by adopting the Australian policy and claims systems (HUON and Bonus) by the IAG New Zealand direct business.
- Development of this common platform will commence in early 2005, with roll-out expected for the direct personal lines business by the end of 2006. Many enhancements identified by the New Zealand business for the NZ system will be incorporated into the Australian solution, along with the benefits of other functionality not previously anticipated in the NZ system.
- There are no expected incremental costs associated with migrating the New Zealand business to the Australian platforms, as the anticipated costs are in line with the costs budgeted for completion of the standalone system.
- As part of the Group-wide focus on improving customer service levels, full rollout and training of 1,200 staff nationwide to use the new Customer Feedback System was completed in December 2004. This system utilises feedback provided by customers to help determine aspects of service and delivery that may need improvement, and records all complaints, compliments and general feedback.
- The benefits to customers following the completion of the NZI integration is reflected in the overall increase in service levels in the call centres, which delivered a 12 month high of 83% in December 2004, with an overall customer satisfaction score of 81% exceeding the target of 80%.
- NZI conducts research every six months amongst brokers to measure the strength of their relationship with NZI, and aims to identify areas of focus to retain and grow its business through its broker partners. During 1H05 the business achieved its third consecutive increase in broker satisfaction, both overall and in claims.
- In October 2004, IAG New Zealand was awarded first place for 2004 in the "Large Business" category, in the annual New Zealand Sustainable Business Awards. The award is made in recognition of organisations working towards economic, environmental and social sustainability.

B. International – Asian Operations

- The Group has continuing interests in two operations in Asia, being a 20% ownership stake in Thailand's Safety Insurance and 100% ownership of China Automobile Association, a company providing road service in Beijing.
- The Asian Tsunami clearly affected the Thai operations. However, this has no material impact on the Group's investment.
- Since June 2004, six managers have relocated to China to lead the next phase of expansion of the Group's Chinese operations by expanding the road service operations and related services, as well as providing a local base for investigation of other opportunities in the region. This investment of people and development generated the net expenditure for the period and was in-line with plan.

Financial Services

- The Group's financial services operation, ClearView Retirement Solutions, was sold in January 2004 for $218m plus an additional $50m earn-out, subject to business performance to June 2008.
- The earn-out provision is based on increases in the embedded value of the business. There is no amount payable at this stage.

Investments

A. Investment Performance

- For 1H05, the Group's investment portfolios returned 6.2%. A breakdown of the actual and benchmark returns by asset class for each half-year period (i.e. not annualised) is set out in the following table.

Investment returns	Actual return 1H04 %	B'mark return 1H04 %	Actual return 2H04 %	B'mark return 2H04 %	Actual return 1H05 %	B'mark return 1H05 %	Notes
Australian equities	12.8	11.3	9.9	9.0	17.9	17.1	a
Listed property trusts	-	-	7.0	6.6	16.3	16.5	b
International equities	5.6	6.6	12.4	12.0	(1.8)	(1.9)	c
New Zealand equities	4.8	3.2	-	-	-	-	d
Fixed interest	0.9	0.5	2.8	2.5	3.9	3.8	e
Cash	1.6	1.6	2.8	2.8	2.7	2.7	f
Surplus capital portfolio	-	-	-	-	3.5	2.1	g
Total weighted average	**3.6**	**3.0**	**4.8**	**4.4**	**7.2**	**6.9**	
Offsetting derivative component of overlay	-	-	(0.1)	(0.1)	(1.0)	(1.0)	h
Total with overlay	**3.6**	**3.0**	**4.7**	**4.3**	**6.2**	**5.9**	
Tactical option programme	(0.4)	n/a	-	[illegible]	-	-	i
Total (incl derivatives)	**3.2**	**n/a**	**4.7**	**4.3**	**6.2**	**5.9**	

Notes:

a. *For 1H04, combination of S&P/ASX200 Accumulation Index and S&P/ASX100 Accumulation Index. For 2H04 and 1H05, combination of S&P/ASX200 Accumulation Index, S&P/ASX200 Accumulation Index (ex-IAG and ex LPTs) and, from June 2004, the S&P/ASX300 Accumulation Index (ex-IAG ex LPTs).*

b. *S&P/ASX200 Property Accumulation Index. LPTs have been managed as a discrete portfolio since 1 March 2004.*

c. *MSCI World Index (ex-Australia,) net dividends reinvested, in Australian dollars.*

d. *Combination of NZSE30 and NZSE40 Gross New Zealand equity indices in Australian dollars. (These assets were sold for international shares in December 2003.)*

e. *Currently, tailored benchmarks based on the liability profile of each of the Group's insurance portfolios, discounted to the Australian or New Zealand government yield curves, are used. Historically, a number of market benchmarks have been used.*

f. *Combination of UBS Bank Bill Index (Aust) and UBS Bank Bill index (NZ) in Australian dollars.*

g. *For explanation of the surplus capital portfolio, see section C.1.*

h. *The performance has been measured as contribution to total fund. It represents only the derivatives component of the overlay. In net terms, the overlay generated a $7m contribution to profit in 1H05, as the cost of the derivative was more than been offset by the total return achieved on the physical equities component of the overlay.*

i. *The tactical option protection programme was outside the benchmark measures and therefore no benchmark return measures were applicable. The performance was measured as contribution to total fund.*

- The Group's portfolios outperformed the benchmark return by 27 basis points for 1H05.
- A summary of the investment income and net capital gains/losses generated on the technical reserves and shareholders' funds portfolio is set out below:

Portfolio income (pre-tax) and incl. derivatives	1H04		2H04		1H05	
	A$m	Return (%) *	A$m	Return (%) *	A$m	Return* (%)
Technical reserves	67	2.0%	177	5.5%	263	8.1%
Shareholders' funds	204	16.8%	230	19.8%	287	23.4%
Total investment income	**271**	**6.4%**	**407**	**9.4%**	**550**	12.4%

* *These returns have been annualised.*

- The technical reserves portfolio remains predominantly exposed to the Australian and New Zealand fixed interest sectors in line with tailored benchmarks that reflect the underlying currency and duration of the liabilities of the various portfolios within the Group. The total return achieved on the technical reserves assets over this period was 4.05% (8.1% annualised), 26 basis points above the benchmark return for the period.
- The Group's shareholders' funds continued to be predominantly invested in equities over 1H05 and contributed $287m to the Group's 1H05 results.
- The Australian sharemarket returned 17.1% for 1H05 (9.0% for 2H04). Strong domestic demand and corporate earnings plus high commodity prices drove the markets to a record high.
- The return on the international equities sector was minus 1.9% in Australian dollar terms (i.e. unhedged) for 1H05. This compares with a positive return of 12.0% in Australian dollar terms for 2H04. The underlying international equity markets performed soundly over 1H05. However, the return in local currency terms was materially affected by the rise in the Australian dollar over the half year. (The A$ rose 12.5% against the US$ over 1H05.) The Group's international equities exposure remained unhedged throughout the period.

B. Asset Class Exposure

- This table represents the Group's effective exposure (i.e. after allowance for derivatives) to each asset class, as at the dates shown.

Asset class exposure as at	Technical Reserves 31 Dec 2003	Shareholders' Funds 31 Dec 2003	Technical Reserves 30 Jun 2004	Shareholders' Funds 30 Jun 2004	Technical Reserves 31 Dec 2004	Shareholders' Funds 31 Dec 2004
	%	%	%	%	%	%
Australian equities		72.9	-	68.0		63.9
Listed property trusts[1]		-	-	2.4		2.5
International equities[2]		18.9	-	21.0		19.0
Fixed interest	100.0	3.7	99.7	7.2	99.7	10.1
Cash		4.5	0.3	1.4	0.3	2.6
Surplus capital[3]		-	-	-		1.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

Note:

1. Listed property trusts were included in Australian equities prior to 1 March 2004.

2. Includes Private Equity.

3. For explanation of the surplus capital portfolio, see section C.1.

C. Strategic Asset Allocation

C.1 Shareholders' funds

- The process of introducing greater diversification into the strategic asset allocation model for the shareholders' funds continued during 1H05.
- Part of the Australian equities portfolio managed by the internal asset management team was transitioned from the "core" Australian equities style to the second internally managed research-driven Australian equities style. This "research" style targets a higher active return and higher tracking error. Over 1H05, it contributed positively to the active return above the benchmark.
- Two external Australian equities managers have also been appointed and funded. As at 31 December 2004, these managers were responsible for a total of approximately 8% of Australian equity holdings. All of the international equities continue to be managed externally.

- A surplus capital portfolio (part of the shareholders' funds) was established late in 1H05. This portfolio is intended to hold the Group's capital above the benchmark MCR multiple. The assets will be a highly liquid mix with at least 80% in cash and fixed interest and the balance in Australian equities. As at 31 December 2004, an initial allocation of $50m had been made to the surplus capital portfolio. Given the Group's surplus capital position at balance date (ie. 1.85x MCR), further funds were allocated to the surplus capital fund in early 2005. This increases the Group's interest rate leverage and decreases its equity exposure.

C.2 Technical reserves funds

- The return on the technical reserves portfolio has been generated from the physical fixed interest assets and from the overlay. The overlay consists of a combination of physical equities plus offsetting derivatives positions. It has been designed to capture active market return on the holdings of physical equities whilst maintaining full effective exposure to the fixed interest sector.
- The funding of the derivative overlay strategy that commenced in June 2004 was completed, with more of the assets backing the technical reserves being switched out of fixed interest and invested in Australian equities and listed property trusts. At the same time, derivatives were acquired to neutralise the equity market risk associated with this investment in equities.
- The active management of the additional assets invested in the sharemarket, after allowing for the fixed interest return foregone and the costs of the overlay generated a net contribution of $7m (pre-tax) in 1H05.

D. Group Assets Under Management

Assets under management as at	31-Dec-2003 A$bn	30-Jun-2004 A$bn	31-Dec-2004 A$bn
Technical reserves[1]	6.5	6.5	6.7
Financial Services – Life Company[2]	1.1	-	
Outside equity interest - Unitholders' funds[3]	0.4	0.5	0.4
Shareholders' funds	2.5	2.5	2.8
Other[4]	0.5	0.6	0.5
Total investments - on balance sheet[5]	**11.0**	**10.1**	**10.4**
ClearView Personal Investment Trusts[2]	0.2	-	
External wholesale mandates[3]	1.8	3.3	3.5
Total assets under management	**13.0**	**13.4**	**13.9**

Notes

1. ***The technical reserves balance as at 31 December 2004 is stated net of GST on outstanding claims and premium debtors of $0.2bn.***
2. ***As a consequence of the sale of the ClearView business, the life company funds and personal investment trust funds are no longer part of the Group. The Group continues to manage the same ClearView portfolios as before the sale. However, they are now disclosed as part of the external wholesale mandates.***
3. ***These two items in aggregate represent the total external mandates. The unitholders' funds are shown separately as the trusts in which they are invested are controlled entities of the Group and consolidated in the Group's balance sheet.***
4. ***The balance classified as 'Other' represents items that are not under investment management, which include cash in corporate treasury and investments in related entities.***
5. ***The prior period balances have been adjusted to exclude investment in properties occupied by the business, in preparation for the transition to IFRS.***

- The growth in the Group's assets under management from 2H04 to 1H05 was primarily driven by a combination of:
  - A general increase in the technical reserves as the business continues to grow; and
  - Market value gains in the shareholders' funds and the Group's continued profitability during the half-year, offset by dividend payments to shareholders.
- The technical reserve split between the business segments as at 31 December 2004 is:
  - Personal lines 60%;
  - Commercial lines 34%; and
  - International 6%.

D.1 Credit quality of assets under management

- The credit quality of the Group's fixed interest and cash portfolio is considered to be very strong, with 45% invested in Australian government securities and a further 42% in fixed interest or cash securities that are rated 'AAA'. The minimum acceptable credit quality is 'A' rated. The portfolio comprises predominantly highly liquid securities and seeks to match the duration of the insurance liabilities.

Cash & fixed interest by Credit quality as at 31 December 2004



Cash & Deposits (Grade AAAm) 9%
Fixed interest (Grade A) 4%
Govt. Securities 45%
Fixed interest (Grade AA) 9%
Fixed interest (Grade AAA) 33%

Corporate

Corporate	Half-year ended Dec-03 A$m	Half-year ended June-04 A$m	Half year ended Dec-04 A$m
Head office	14	13	13
Fee based business (profit)/loss	-	(1)	(1)
Amortisation	54	64	52
Interest	29	28	28
Total corporate expenses	97	104	92

A. Corporate

- Corporate expenses reduced by $12m in 1H05 to $92m, attributable to lower amortisation expenses.
- Head office expenses were in line with the prior half-years at $13m for 1H05. The most significant expense in this category is the cost of servicing the Group's extensive shareholder base which reached a milestone in February 2005 – the first time there were fewer than 1m shareholders (1.9m upon demutualisation in August 2000).
- There was no accelerated goodwill amortisation in the period ($12m in 2H04). The $52m expense is the six monthly charge on the remaining intangible assets.
- Following the adoption of International Accounting Standards, from the half year reporting period ended 31 December 2005 there will no longer be regular goodwill amortisation charges. However, goodwill shall be subject to annual review and any impairment will be recognised in the statement of financial performance.
- Interest expense remains unchanged and represents the Group's term debt funding which has an average fixed interest rate of approximately 6.7%.

B. Changes In Financial Legislative Requirements

B.1 International accounting standards

- IAG is required to prepare financial reports using Australian equivalents to International Financial Reporting Standards for the first time for the year ended 30 June 2006 and will apply them in the half year reporting for the period ending 31 December 2005. A discussion of the impacts of the change in standards is included in Note 13 of the notes to the half-year statutory financial statements.

B.2 Tax consolidation

- The government recently introduced a bill to enact changes to the tax consolidation transition rules for demutualised insurers. This was foreshadowed in an ATO press release over a year ago. It may generate a favourable adjustment to the Group's tax liabilities but it is not possible to determine the amount, if any, at this time.

B.3 Licence consolidation

- The Group continued to successfully reduce the number of licensed general insurers within the wholly-owned Australian operations. On 3 December 2004, the Group received Federal Court approval under the Insurance Act to transfer the general insurance business of SGIO Insurance Limited and SGIC General Insurance Limited to Insurance Australia Limited, effective 31 December 2004.

- Approval was also granted by the Federal Court to effect an interdependent scheme of arrangement under the Corporations Act, which eliminated six entities from the Group.
- From 1 January 2005, Insurance Australia Limited is the insurer for the general insurance businesses that use the SGIC and SGIO brands.

C. Information Systems

- During 1H05, the Group's technology services efforts were focused on three key areas:
    - Further integration of CGU;
    - Upgrading the technology infrastructure to deliver increased service levels with respect to robustness, speed, flexibility and security; and
    - The rollout of "CGU Connect" the new generation of web based systems for the broker market.

C.1 Integration

- During December 2004, Technology Services completed the final projects that were key enablers for the realisation of the CGU integration benefits. These major achievements were:
    - The decommissioning of an additional five workers' compensation systems, completing the task of reducing the number of systems handling workers' compensation business from 13 to 3;
    - The CGU Data Centre in Latrobe Street Melbourne was migrated to the Group's new Melbourne Data Centre (MDC). This completes the consolidation of the three Australian data centres into the one facility; and
    - The consolidation of the CGU Sydney CBD staff into 388 George Street head office. This completed all staff relocations and brought the number of staff relocated in the consolidation of premises across Australia to well over 4,000.
- Only the data centre integration and some of the staff relocations were considered in the original integration costs and benefits. The other elements were identified later and managed within the project framework.

C.2 Technology infrastructure upgrade

- The transformation of the Australian technology infrastructure continued. During 1H05, the desktop refresh was completed with over 12,000 new desktops/laptops deployed throughout the organisation.
- VOIP (Voice Over Internet Protocol) was rolled out to 2,500 staff, providing the benefits of a combined voice and data network. Benefits include:
    - Staff mobility i.e. staff can be at home or at another office and have access to the same phone and customer systems as if they were in their workplace. This provides improved flexibility for people and additional business continuity protection; and
    - Reduced telecommunication costs.
- Completion of the VOIP rollout to the remaining staff is on track for completion by the end of FY06.
- The New Zealand business has already implemented VOIP through its network.

C.3 New technology for CGU brokers

- CGU Connect is the Group's name for its new generation of web-based systems for the CGU broker network. It has been developed in a modular architecture that will allow new products to be made available as they are developed. The Commercial Pack, Home and Landlords' insurance products were all launched during 1H05.

C.4 New technology for NZ personal lines

- The project to install the Australian personal lines systems into the New Zealand business has commenced. The target date for new business being on the New Zealand version is 1H07.

Financial Position, Dividends and Capital

A. Statement of Financial Position

IAG Group Balance Sheet As at	31-Dec-03 A$m	30-Jun-04 A$m	31-Dec-04 A$m
Assets			
Investments	11,006	10,117	10,416
Premium receivables	1,487	1,606	1,564
Reinsurance recoveries on claims	417	560	530
Other recoveries on claims	447	355	386
Deferred acquisition costs	503	558	582
Goodwill and other intangibles	1,521	1,473	1,424
Other assets	1,503	1,622	1,381
Total assets	**16,884**	**16,291**	**16,283**
Liabilities			
Outstanding claims	6,227	6,327	6,548
Unearned premium	3,316	3,472	3,497
Interest bearing liabilities	913	793	794
Gross life insurance policy liabilities	958	-	-
Other liabilities	1,193	1,475	1,139
Total liabilities	**12,607**	**12,067**	**11,978**
Net assets	**4,277**	**4,224**	**4,305**
Equity			
Equity attributable to shareholders	3,745	3,538	3,747
Outside equity interests	532	686	558
Total equity	**4,277**	**4,224**	**4,305**

► *The main movements in the balance sheet by category are:*

- A net increase in investments mainly due to the market value gains on its shareholders' funds and cash generated from the business, offset by dividend payments of $223m to ordinary shareholders and $15m to reset preference shareholders.
- The "other" assets category represents the aggregate of trade debtors, prepayments, deferred tax assets and plant & equipment. The decrease in this balance of $241m in 1H05 was a result of:
  - The trade debtors balance reducing to more normal levels compared to 2H04, which was abnormally high due to a significant investment transaction outstanding in the cash management trust as at 30 June 2004; and
  - Prepayments being seasonally lower at 31 December compared to the 30 June.
- The increase in the outstanding claims balance is due to the combination of a lower discount rate on claims and general business growth and increased reserving for workers' compensation and product liability.
- The reduction in "other" liabilities was mainly due to settlement of seasonal accruals.
- The reduction in outside equity was mainly due to the lower investments held by external parties within the Group's wholesale investment trusts.

B. Capital Management

B.1 Capital adequacy/MCR

Coverage of regulatory capital requirements	IAG Group	Insurance Australia Ltd Group	IAG Group	Insurance Australia Ltd Group
A$m	30-Jun-04	30-Jun-04	31-Dec-04	31-Dec-04
Tier 1 capital				
Paid-up ordinary shares	3,263	1,286	3,263	1,286
Hybrid equity	539	-	539	-
Reserves	(5)	-	(4)	-
Retained earnings	(259)	2,308	(51)	2,341
Excess technical provisions (net of tax)	375	326	328	308
Less: deductions	(1,663)	(1,158)	(1,503)	(1,116)
	2,250	**2,762**	**2,572**	**2,819**
Tier 2 capital				
Term subordinated notes	644	644	607	608
Capital base	**2,894**	**3,406**	**3,179**	**3,427**
Minimum capital requirements (MCR):				
Australian general insurance businesses	1,475	1,485	1,537	1,614
International insurance businesses [1]	179	-	184	-
Minimum capital requirements	**1,654**	**1,485**	**1,721**	**1,614**
MCR multiple	**1.75x**	**2.29x**	**1.85x**	**2.12x**

Notes:

1. ***The MCR and capital base for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance business and the operations in New Zealand.***

- The Group continues to provide MCR information for both the consolidated Australian operations and for the whole Group. The data is based on applying, in principle, the APRA standards for individual entities to the relevant consolidated results, pending the publication by APRA of a standard to determine prudential capital requirements at a consolidated level.
- The IAG Group multiple of 1.85x MCR as at 31 December 2004 remains above the Group's current benchmark multiple of 1.55x MCR. This benchmark is set by reference to the Group's economic capital requirements based on detailed modelling and the Group's risk appetite. It was reduced from 1.60x to 1.55x following the issue of contingent capital – See section B.4.
- The Group capital base, as defined by APRA, has increased from $2,894m to $3,183m for the six month period due to:
  - Strong earnings before amortisation of goodwill and after tax for the period (net of final dividend paid in October 2004); and
  - Reduction in net future income tax benefits primarily due to unrealised gains from strong investment performance;

  Offset by:

  - The negative impact of foreign exchange movements on the US$ denominated term subordinated debt (recognised as Lower Tier 2 capital); and
  - A small reduction in excess technical provisions which arises from the net effect of an increased 'excess' on claim reserves and an increased liability for unexpired risk (premium liabilities) as a result of:
    - The exclusion of deferred reinsurance expense for future business from capital by APRA, which increased the required provisions by $29m (pre-tax);

- The exclusion of all run-off portfolios from the calculation of diversification benefits; and
- Weather related seasonality factors whereby the Group's actuaries allocate a higher premium liability at December to allow for additional storm frequency in the early months of the calendar year.

▶ The key elements of the Group's MCR are as follows:

As at	30-Jun-04	31-Dec-04
	A$m	A$m
Insurance risk	1,061	1,072
Concentration risk	100	100
Investment risk	493	549
	1,654	1,721

B.2 Target capital mix

IAG Capital Mix



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
13%
76%
20%
12%
68%
19%
12%
69%
17%
12%
71%
20%
12%
68%
FY02
FY03
FY04
1H05
Target
Ordinary equity
Hybrid capital
Debt

▶ The Group's balance sheet capital mix remains close to target.

B.3 Total capitalisation and debt as at 31 December 2004

Total Capitalisation As at	30-Jun-04 A$m	31-Dec-04 A$m
Short-term debt	-	46
Long-term debt:		
Senior	91	46
Subordinated	646	607
Cross currency swap payable[1]	56	95
Total long-term debt	793	748
Total debt	793	794
Shareholders' equity		
Equity attributable to ordinary shareholders	3,263	3,263
Retained profits	(259)	(51)
Foreign currency translation reserve	(5)	(4)
Reset preference shares	539	539
Total shareholders' equity (excl OEI)	3,538	3,747
Total capitalisation	4,331	4,541
Interest coverage & debt ratios	**Half-year**	**Half-year**
Earnings before interest and tax (EBIT)	696	751
Earnings before interest, tax, depreciation and amortisation (EBITDA)	779	822
Market capitalisation at close of business day, 31 December 2004		
- Ordinary shares ($6.43 per share)	7,954	10,248
- Reset preference shares (IAGPA & IAGPB)	563	566
Total market capitalisation	8,517	10,814
Total debt/(Total debt+shareholders equity excluding OEI)	18.3%	17.5%
Total debt/(Total debt+total market capitalisation)	8.5%	6.8%
EBIT interest cover (times)	25x	27x
EBITDA interest cover (times)	28x	29x

[1]Cross currency swaps have been entered into to hedge the currency exposure from US$ denominated subordinated debt. The principal of the cross currency swaps is revalued to take into account movements in the US$/A$ exchange rate and is reported as part of interest paying liabilities.

Maturity profile of Group debt and reset preference shares	Currency principal amount $ m	A$ equivalent principal amount $ ms	Yield (net o interes rate and cross currency swaps)	Interest rate & dividend repricing date
Short-term debt:				
NZ$50m senior fixed rate notes	NZ$50	46	7.06%	Aug-05
Long-term debt[1]:				
NZ$50m senior fixed rate notes	NZ$50	46	7.36%	Aug-08
A$50m subordinated floating rate notes	A$50	50	5.78%	Nov-07
A$250m subordinated fixed rate notes	A$249	249	6.41%	Nov-07
US$240m subordinated fixed rate notes[2]	US$240	401	6.93%	Apr-10
A$1.715m subordinated convertible loan[3]	A$2	2	6.67%	Perpetual
Total debt		**794**		
Reset preference shares[4]				
IAGPA	A$350	350	5.80%	Jun-07
IAGPB	A$200	200	4.51%	Jun-08

1. *All long-term debt has been issued as either fixed notes, or hedged to fixed rate with interest rate swaps. The yields shown are pre-tax.*
2. *The A$ equivalent is shown net of the related cross currency swaps.*
3. *Fixed rate loan from the minority shareholder of Mutual Community General Insurance Pty Limited.*
4. *The dividends yields shown on the reset preference yields are the cash yields excluding the value to investors of the attached franking credits.*

B.4 Reset Exchangeable Securities (RES)

- On 11 January 2005, 5.5 million Reset Exchangeable Securities (RES) were issued by IAG Finance (New Zealand) Limited, a wholly owned subsidiary of IAG, raising a total of $550 million. This debt security is a form of contingent capital for the Group in that the Group has the right to exchange the debt into capital at anytime. The existence of this contingent capital has enabled the Group to reduce its economic capital. This has been expressed as a reduction in the benchmark multiple of MCR by 5 basis points from 1.60x to 1.55x.
- RES are perpetual reset exchangeable notes with quarterly, floating rate interest payments that are expected to be fully franked. The gross interest rate (before adjustment for franking) for the period to the first reset date on 15 March 2010 is set at a margin of 1.20% over the relevant 90 day bank bill rate.
- The Group may, at any time, exchange RES for preference shares that will pay non-cumulative, quarterly preferred floating rate dividends that are expected to be fully franked. Preference shares, if issued, are expected to qualify as regulatory Tier 1 capital according to their terms.
- The proceeds of the offer were, through a series of intra-group loan arrangements, invested in a portfolio of high quality, short dated, fixed interest securities, which are managed by the Group. RES interest payments will depend on the performance and creditworthiness of the portfolio, and other payment tests.
- RES and the portfolio will be set-off in the Group's statement of financial position with a net asset being recorded to the extent that the portfolio value is greater than the RES redemption amount.
- The following table sets out the Group's pro-forma capital adequacy position based on the Group's statement of financial position as at 31 December 2004, adjusted as if the issue of RES were completed on 31 December 2004 and subsequently preference shares were issued in exchange for all RES on issue as at that date:

		Pro-forma adjustments		
A$m	**Group**	**RES on issue[1]**	**Exchange[2]**	**Pro-forma**
Tier 1 Capital	2,572	-	345	2,917
Tier 2 Capital	607	-	205	812
Regulatory capital base	**3,179**	**-**	**550**	**3,729**
Minimum capital requirement (MCR)	1,721	-	-	1,721[4]
MCR Multiple	**1.85x**	**-**	**0.32x[3]**	**2.17x**

Notes:

1. *RES are not recognised in the Group capital adequacy position as they are not eligible to be treated as regulatory capital until such time as preference shares are issued.*
2. *These amounts reflect the composition of the Group's capital adequacy position as at 31 December 2004.*
3. *Assuming there has been no change in the Group's capital adequacy position at the time of exchange and all RES transaction costs have been amortised previously.*
4. *Assuming that the $550 million in investment assets have minimal investment charge and no material impact on the Group's MCR.*

B.5 Reinsurance

- The Group's catastrophe cover was renewed effective 1 January 2005. Salient points are:
  - An increase in the catastrophe event limit purchased from $3.0bn to $3.5bn – this increase reflects the growth of exposure (13% Australia, 5% New Zealand) over the course of the past 12 months;
  - Retained catastrophe loss for a first event remains at $100m, dropping to $75m for a second event. Given the Group's growth of exposures, this represents a percentage reduction in retained loss and is well within the Group's current tolerable limit for income statement volatility from a single event, with the $100m limit constituting less than 2% of net earned premium;
  - The counter-party credit profile of the catastrophe programme has improved: the expiring programme obtained cover for 66% of the limit from parties rated S&P 'AAA/AA' – this now stands at 70%. Furthermore, some of the limit is now purchased on a 'collateralised' basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. This is superior protection relative to that generally available in the reinsurance market;
  - In terms of total expected expenditure for FY05 relative to FY04, the renewal increases the Group's spend by less than 3%. However, this figure may fluctuate if business volumes or mix vary significantly; and
  - Based on the APRA minimum purchase requirement of a 1 in 250 years return period, the Group's minimum required cover for regulatory purposes is equal to $1.25bn. The $3.5bn of cover on same APRA basis is equivalent to a return period of 1 in 625 years.

C. Dividends

C.1 Dividend policy and distributable earnings

- The Group's interim dividend of 12.0 cents per share represents a 1H05 payout ratio of 54% of normalised profits. This brings the cumulative payout since listing to 62.8% of reported profits pre-goodwill amortisation.
- The Group's dividend policy remains unchanged with a target of sustainable dividend growth using a payout ratio of 50-70% of normalised profits (which are calculated before goodwill amortisation), with an interim : final split of approximately 45 : 55.
- The Group continues to target double digit growth in annual dividends going forward.
- The distributable earnings of the parent entity at 31 December 2004 were $594m.

C.2 Dividend on ordinary shares

Dividends to ordinary shareholders	Interim	Final	Total	Franking
Period	Cents	Cents	Cents	%
FY2005	12.0	n/a	n/a	100
FY2004	8.0	14.0	22.0	100
FY2003	7.0	4.5	11.5	100
FY2002	6.0	4.5	10.5	100
FY2001	4.0	6.0	10.0	100

D. Return on equity


Annualised return on equity
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
6.6%
(1.2%
13.6%
12.9%
15.1%
19.5%
FY01
FY02
FY03
FY04
1H05
Average normalised 13.5%
Average actual 11.6%
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:
1. *Exclusion of non-recurring items, eg profit on sale of ClearView in FY04.*
2. *Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%.*

- The annualised return on equity (ROE) to ordinary shareholders of 27.8% for 1H05 represents the highest level achieved in the Group's listed history, driven by the combination of strong margins delivered in the insurance business and record-high performance in the Australian equity market in 1H05.
- The Group's target return on equity to ordinary shareholders over the cycle is a minimum of 1.5 times WACC. The 1H05 annualised ROE, both actual and normalised, is above this target. However, it needs to be considered in terms of cycles and the general insurance industry has experienced very favourable cyclical conditions recently. Over the period since listing early in FY01, the Group's average reported ROE is 11.6% (normalised 13.5%). This is below 1.5 x WACC.
- However, the sustained improvement in ROE since listing is indicative of the consistent improvement in the underlying business, which is supporting the increasing return to shareholders necessary to cushion the impact of the volatility that occurs in the market over the cycle.

E. Sensitivity analysis

E.1 Investment market sensitivities

- The following table indicates the impact of an immediate change in the market value of equities and changes in interest rates on the Group's net profit before tax at the specific dates.

Sensitivity on NPBT As at	Change in assumption	30-Jun-04 A$m	31-Dec-04 A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	17.0	18.0
Listed property trusts	+1%	0.6	0.7
International equities	+1%	5.2	5.3
Interest rates			
Investment returns	-1% or 100 bpts change in interest rates	159.3	182.4
Outstanding claims	-1% change in net discount rate	146.7	164.0

- The duration of the fixed interest portfolio was effectively matched to the duration of the technical reserves as at 31 December 2004. The difference in the sensitivity between interest rates and outstanding claims in the above table largely reflects the accounting treatment of unearned premiums as a cash liability whereas the Group generally invests on the basis of its ultimate expected economic duration.
- Apart from the increase in the size of the business, sensitivity of investment returns and claims reserves to movements in interest rates increased because of the increase in the average duration of the liability portfolio.
- The implementation of the Group's surplus capital fund has reduced the exposure to equities and increased interest rate leverage since balance date.

E.2 Operational sensitivities

- This table indicates the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods. The sensitivities provided for 30 June 2004 and 31 December 2004 are annualised.

Sensitivity on NPBT As at	Change in assumption %	30-Jun-04 A$m	31-Dec-04 A$m
Insurance sensitivities			
Loss ratio - short-tail	-1%	36.0	37.6
Loss ratio - long-tail	-1%	13.6	14.6
Underwriting expenses	-1%	10.5	10.7

Appendix A – Strategy

The Group's strategic goals are as follows:

- Top quartile total shareholder return;
- Return on equity of at least 1.5 times weighted average cost of capital;
- Establish an Asian foothold;
- Maintain an 80:20 mix of short-tail:long-tail premiums; and
- Maintain a 'AA' category rating.

The Group considers that these goals, when taken as a whole, are a fair representation of its strategic direction and risk appetite for the foreseeable future. The goals following top quartile total shareholder return ('TSR') should be regarded as inter-dependent components supporting the delivery of top quartile TSR.

A.1 Top quartile shareholder return

Top quartile TSR (within the S&P/ASX100) remains as the Group's overall strategic goal. It is recognised that this is a tough goal, but is one the Group considers appropriate.

A.2 ROE of at least 1.5 times WACC

The Group targets a return for ordinary shareholders ('ROE') that is at least 1.5 times the Group weighted average cost of capital ('WACC'). The return on the shareholders' funds portfolio will continue to be normalised in measuring performance against this goal.

As at 30 June 2004, the WACC was assessed for this purpose as approximately 10%. The WACC is sensitive to the assumptions adopted for beta and equity risk premium and the treatment adopted for imputation credits. Therefore, in other contexts, a quite different WACC could emerge and it will, of course, fluctuate with movements in long-term interest rates.

The Group believes that a normalised return in excess of 1.6 times WACC is unlikely to be sustainable. This is consistent with the Group's regularly publicised view that sustained returns, in excess of what is needed to ensure that shareholders receive an adequate return and continue to make capital available, are likely to result in increased competition and pricing pressure. Existing competitors, new entrants or consumer activism could drive this, as general insurance is a necessary community product and needs to remain available and affordable.

A.3 Establish an Asian foothold

In view of the Group's leading market shares in the largest general insurance revenue streams in Australia and New Zealand, its acquisitive growth opportunities in these markets are very limited. Accordingly, the Group began investigating offshore growth prospects and, after extensive research, concluded that Asia currently provides the best fit for the Group to focus on for a range of acquisitive growth opportunities.

Other geographical areas will continue to be reviewed for potential on a periodic basis.

The Group is very conscious of the additional risks posed by significant international expansion beyond New Zealand. Extensive risk assessments are undertaken on each opportunity that is considered as having potential for the Group.

A.4 Maintain an 80:20 mix of short-tail:long-tail premiums

The goal of maintaining an 80:20 mix of short-tail:long-tail premiums is indicative of the Group wishing to keep risks managed to a tolerable level.

Opportunities may arise at times that skew the mix of business away from this goal. If such an event were to occur, the Group would increase its focus on executing other opportunities to re-direct the mix back to the target within a reasonable timeframe.

The Group remains committed to delivering underwriting profits and achieving these is inherent in the delivery of returns of at least 1.5 times WACC.

A.5 Maintain a 'AA' category rating

The Group continues to consider that the conservative levels of capital dictated by targeting 'AA' category ratings are an appropriate reflection of the Group's current risk appetite.

In determining the economic capital requirements of the Group, the modelling performed takes into account the financial metrics used for 'AA' insurer financial strength ratings as well as a risk of statutory insolvency of no more than 1-in-750 years and the metrics for determining prudential solvency under APRA standards.

The Group's key wholly-owned insurance operations currently hold 'AA' insurer financial strength ratings (with 'Stable' outlook) from Standard & Poor's. These are currently the highest ratings of any Australian-based financial institution.

Appendix B - Key ASX Releases

This schedule contains only a summary of the announcements made to the ASX since FY05 commenced. It does not include announcements of changes in Directors' interests. Reference should be made to a copy of the ASX announcements should further information be required. These are available on www.iag.com.au

17 February 2005	**Speculation re Asian expansion**	

17 February 2005 — **Speculation re Asian expansion**

Following media speculation, IAG confirmed it had no update to announce in respect of its Asian expansion plans.

27 January 2005 — **IAG issues shares on exercise of employee performance share rights**

IAG issued 923,000 ordinary shares on exercise of employee share rights.

11 January 2005 — **IAG issues 5.5m Reset Exchangeable Securities**

IAG announced that the offer of Reset Exchangeable Securities (RES) closed oversubscribed on 7 January 2005. Over-subscriptions of $50 million were accepted.

5.5m RES were issued by IAG Finance (New Zealand) Limited, a wholly owned subsidiary of IAG, raising a total of $550m.

It was advised that RES would begin trading on a deferred settlement basis on the ASX on 12 January 2005, with trading to commence on a normal basis on 19 January 2005. The interest rate for the first payment (to be made 15 March 2005) would be 4.69% per annum, fully franked.

24 December 2004 — **IAG issues shares on exercise of employee performance share rights**

IAG issued 63,800 ordinary shares on exercise of employee share rights.

10 December 2004 — **IAG issues replacement prospectus – Reset Exchangeable Securities**

Main update was to include the margin of 120 bpts over the 90 day BBSW.

29 November 2004 — **Initial Margin Confirmed for Reset Exchangeable Securities**

IAG announced that the initial margin for the offer of Reset Exchangeable Securities (RES) was set at 1.20%, with the offer scheduled to open on 30 November 2004.

29 November 2004 — **IAG issues shares on exercise of employee performance share rights**

IAG issued 212,500 ordinary shares on exercise of employee share rights.

22 November 2004 **IAG announced issue of Reset Exchangeable Securities (RES)**

IAG announced the proposed issue of A$500m (with capacity to accept an additional A$50m) Reset Exchangeable Securities (RES) as a part of the Group's commitment to actively manage and enhance its capital structure. RES would deliver secure contingent access to Tier 1 capital and allow a release of capital into operations and/or to shareholders.

It was advised that RES would be quoted on the ASX and assigned an 'A-' credit rating by S&P. RES holders would be entitled to receive non-cumulative, franked, quarterly, floating-rate interest payments. The interest payments would be dependent on the performance of the underlying 'AAAf' S&P rated portfolio of high quality, short-dated, fixed-interest securities and subject to certain payment tests. The interest rate for RES would be set at a margin of 1.0-1.3% over the 90 day BBSW and adjusted for franking. RES would be held off-balance sheet for IAG Group reporting.

10 November 2004 **IAG released results of Annual General Meeting**

IAG confirmed that Ms Dominique Fisher and Ms Anne Keating retired as directors of IAG at the conclusion of the company's AGM in line with the Group's tenure policy for non-executive directors. It was also confirmed that Ms Yasmin Allen and Mr Brian Schwartz were elected as directors of IAG. Ms Allen took office immediately and Mr Schwartz's appointment was effective 1 January 2005.

10 November 2004 **IAG confirms business momentum and launches its first Sustainability Report at its AGM**

IAG confirmed that during the first three months of the current financial year the Group's policy growth was strong, customer retention and satisfaction remained high, and the Group remained on track to achieve key targets for the full year.

IAG launched the Group's first Sustainability Report during the AGM. The Sustainability Report details the Group's performance in relation to a number of indicators, including IAG's efforts to reduce insurable risks most common to its customers and to reduce its environmental impact.

9 November 2004 **Dividends payable on Reset Preference Shares**

The Board of IAG declared fully franked dividends in respect of IAGPA and IAGPB. The record date was 29 November 2004 and Payment date was 15 December 2004.

The IAGPA dividend rate per annum was 5.80%, with $2.9079 payable per $100 share.

The IAGPB dividend rate per annum was 4.51%, with $2.2612 payable per $100 share.

28 October 2004 **IAG issues shares on exercise of employee performance share rights**

IAG issued 63,700 ordinary shares on exercise of employee share rights.

6 October 2004 **IAG denies merger proposal with QBE Insurance**

IAG announced that there was no merger proposal between itself and QBE Insurance following speculation in the media.

5 October 2004	**Pricing of shares to be allocated under Dividend Reinvestment Plan (DRP)** IAG advised that ordinary shares to be allocated under the company's DRP would be priced at $5.2047 per share for the 2004 final dividend. Under the DRP, around 12.07 million ordinary shares were allocated to participating shareholders.
30 September 2004	**2004 Annual Report and notice of Annual General Meeting released to the market**
29 September 2004	**IAG issues shares on exercise of employee performance share rights** IAG issued 65,000 ordinary shares on exercise of employee share rights.
31 August 2004	**IAG issues shares on exercise of employee performance share rights** IAG issued 15,000 ordinary shares on exercise of employee share rights.
27 August 2004	**IAG issues shares on exercise of employee performance share rights** IAG issued 610,140 ordinary shares on exercise of employee share rights.
19 August 2004	**Announcement of annual results – 30 June 2004 and declaration of a fully franked final dividend of 14.0 cents per ordinary share payable on 18 October 2004.**
27 July 2004	**IAG issues shares on exercise of employee performance share rights** IAG issued 1,080,000 ordinary shares on exercise of employee share rights.
20 July 2004	**IAG re-organises Australian insurance business along customer lines** IAG announced a new structure for its Australian insurance operations more closely aligned to its core products – personal insurance and commercial classes.
15 July 2004	**IAG settles with US insurer following successful arbitration** IAG accepted a settlement that will involve the Group receiving payment of US$25m. The settlement approximates the amount carried in the Group's accounts and had no material impact on the Group's profit for the six months ended 30 June 2004.
8 July 2004	**Variation to Dividend Reinvestment Plan** With effect from 15 September 2004, the issue price of DRP shares will be calculated to 4 decimal places.

8 July 2004 **Closing Date for Receipt of Nominations for Election of Directors at the 2004 Annual General Meeting**

IAG has been granted a waiver from Listing Rule 14.3. As such, the closing date for receipt of nominations for election as directors at the 2004 Annual General Meeting will be 6 September 2004.

8 July 2004 **IAG confirms small acquisition in New Zealand**

IAG confirmed that one of its New Zealand subsidiaries has acquired a 50% stake in Mike Henry Travel Insurance Limited ('MHTI').

IAG noted its intention to take over the underwriting of travel insurance policies issued by MHTI with effect from the final quarter of the 2004 calendar year. This acquisition is not significant to the results or financial position of IAG.

Share Price Trends & Top 20 Registered Holdings

A. Performance of IAG ordinary share price relative to benchmark indices


IAG Share Price Performance
300
250
200
150
100
50
0
Share price
$6.64
Listing
price
$2.75
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

B. Spread to Swap performance of Reset Preference shares & Subordinated Debt


270
220
170
120
70
20
Spread to swap (bps)
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
Jun-04
Oct-04
Feb-05
IAGPA
IAGPB
NRMA 07

- The first issue reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.
- The second issue of reset preference shares (IAGPB) listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.
- The performance of the IAGPA and IAGPB share prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.
- The NRMA07 spread to swap represents the '10 non call 5' year domestic subordinated note issued in November 2002 and maturing on 28 November 2012.

C. Ordinary Shareholders (IAG) as at 31 December 2004

Rank	Investor	# Shares	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	181,988,594	11.42
2	WESTPAC CUSTODIAN NOMINEES LIMITED	135,440,588	8.50
3	NATIONAL NOMINEES LIMITED	131,229,626	8.24
4	CITICORP NOMINEES PTY LIMITED	32,939,303	2.07
5	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED	22,102,592	1.39
6	ANZ NOMINEES LIMITED	19,133,570	1.20
7	CITICORP NOMINEES PTY LIMITED (CFS WSLE GEARED SHR FND A/C)	18,459,732	1.16
8	CITICORP NOMINEES PTY LIMITED (CFS WSLE IMPUTATION FND A/C)	16,288,016	1.02
9	COGENT NOMINEES PTY LIMITED	15,694,158	0.99
10	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED	14,589,808	0.92
11	AMP LIFE LIMITED	12,854,537	0.81
12	CITICORP NOMINEES PTY LIMITED (CFS IMPUTATION FUND A/C)	10,500,709	0.66
13	CITICORP NOMINEES PTY LIMITED (CFS WSLE AUST SHARE FND A/C)	10,418,866	0.65
14	CITICORP NOMINEES PTY LIMITED (CFS WSLE INDUSTRIAL SHR A/C)	8,805,423	0.55
15	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED (BKCUST A/C)	7,160,362	0.45
16	IOOF INVESTMENT MANAGEMENT LIMITED	6,741,326	0.42
17	GOVERNMENT SUPERANNUATION OFFICE (STATE SUPER FUND A/C)	6,016,302	0.38
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	5,347,607	0.34
19	IAG SHARE PLAN NOMINEE PTY LTD (PAR AUSTRALIA A/C)	5,237,759	0.33
20	ARGO INVESTMENTS LIMITED	4,698,333	0.29

D. Reset Preference (IAGPA) Shareholders as at 31 December 2004

Rank	Investor	# Shares	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	513,899	14.68
2	NATIONAL NOMINEES LIMITED	264,154	7.55
3	WESTPAC CUSTODIAN NOMINEES LIMITED	249,700	7.13
4	AMP LIFE LIMITED	141,413	4.04
5	CITIBANK LIMITED	115,000	3.29
6	CITICORP NOMINEES PTY LIMITED	113,000	3.23
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED (JBENIP A/C)	112,277	3.21
8	COGENT NOMINEES PTY LIMITED (SMP ACCOUNTS)	80,732	2.31
9	NET NOMINEES LIMITED C/- WESTPAC SECURITIES LIMITED	69,293	1.98
10	SHARE DIRECT NOMINEES PTY LTD (NATIONAL NOMINEES A/C)	50,000	1.43
11	PERPETUAL TRUSTEE COMPANY LIMITED	39,868	1.14
12	UBS PRIVATE CLIENTS AUSTRALIA	35,343	1.01
13	ARGO INVESTMENTS LIMITED	30,800	0.88
14	CAMBOOYA PTY LIMITED	30,650	0.88
15	ANZ NOMINEES LIMITED	28,423	0.81
16	UBS NOMINEES PTY LTD (PRIME BROKING A/C)	24,028	0.69
17	BRENCORP NO 11 PTY LIMITED	22,500	0.64
18	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED C/- ANZ NOMINEES LIMITED	22,217	0.63
19	CITICORP NOMINEES PTY LIMITED (CMIL CWLTH INCOME FUND A/C)	20,000	0.57
20	CITICORP NOMINEES PTY LIMITED (CFSIL CWLTH SPEC 5 A/C)	17,127	0.49

E. Reset Preference (IAGPB) Shareholders as at 31 December 2004

Rank	Investor	# Shares	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	331,701	16.59
2	NATIONAL NOMINEES LIMITED	249,055	12.45
3	SHARE DIRECT NOMINEES PTY LTD (NATIONAL NOMINEES A/C)	150,000	7.50
4	AMP LIFE LIMITED	137,888	6.89
5	COGENT NOMINEES PTY LIMITED (SMP ACCOUNTS)	128,467	6.42
6	CITICORP NOMINEES PTY LIMITED	70,430	3.52
7	NET NOMINEES LIMITED C/- WESTPAC SECURITIES LIMITED	69,468	3.47
8	PERPETUAL TRUSTEE COMPANY LIMITED	67,177	3.36
9	ANZ NOMINEES LIMITED	55,126	2.76
10	UBS NOMINEES PTY LTD (PRIME BROKING A/C)	48,936	2.45
11	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED C/- ANZ NOMINEES LIMITED	44,627	2.23
12	JB WERE CAPITAL MARKETS LIMITED	31,744	1.59
13	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	29,093	1.45
14	MRS FAY CLEO MARTIN-WEBE	20,000	1.00
15	CITICORP NOMINEES PTY LIMITED (CFSIL CWLTH SPEC 5 A/C)	19,939	1.00
16	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED (MLCI A/C)	19,516	0.98
17	WESTPAC CUSTODIAN NOMINEES LIMITED	16,550	0.83
18	BRENCORP NO 11 PTY LIMITED	16,000	0.80
19	FORTIS CLEARING NOMINEES P/L (SETTLEMENT A/C)	10,993	0.55
20	UNIVERSITY OF CANBERRA	10,000	0.50

82-34821

IAG
Insurance Australia Group

Financial results
Half-year ended 31 December 2004

Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer

24 February 2005

NRMA INSURANCE sgio SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group 1H05 results briefing.

Copies of all the materials we are using here this morning are already on our website.

Agenda

IAG
Insurance Australia Group

• Operating conditions & results • Dividends	Michael Hawker
• Segmental analysis • Reducing risk in the business	George Venardos
• ROE and operating outlook	Michael Hawker
• Conclusion & questions	

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Momentum continues in 1H05

IAG Insurance Australia Group

- Net profit increased to $446m
- Strong underlying performance and robust trading conditions which underpinned
  - Revenue (NEP) growth of 6.8% since 1H04
  - Insurance margin increase to 16.7%, with increases in each business segment
- Insurance earnings grew faster than premiums
  - Lower claims frequency/costs
  - Continued high retention
  - Synergy benefits flowing to the bottom line
  - Absence of major losses and savings in operational costs
- Record earnings on shareholders' funds of $287m (pre-tax)

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

3

• I'm pleased to be able to report a profit of $446m for the half-year to December 2004. This is based on a strong performance by our operations and record earnings on shareholders' funds.

• Good economic conditions in both Australia and New Zealand certainly bolstered our result, but the key to delivering sustainable, quality returns has been our ability to leverage our scale and diversify our general insurance portfolio.

• Our revenue grew by close to 7% over the year – and 5.4% in the last six months.

• A pleasing aspect of our result is that we've improved our margin and grown earnings faster than premiums, which is positive for both shareholders and our customers.

• Following completion of the integration programme last year, the synergy benefits to which we committed are now flowing through to the bottom line and we're now focused on ensuring we continue to deliver improvements.

• This period's result was also assisted by no major losses (catastrophes).

• Margins improved across all operating areas, enabling us to achieve a record Group margin of 16.7%, up from 11.8% in the previous corresponding period. This is a strong improvement reflecting current conditions. However, it does not change our guidance of 9-12% for the longer term. This reflects our belief that an insurance company's performance needs to be viewed over the long term. In fact, if you look at the average of our half-yearly insurance margins since listing in 2000 (including this result), it is 11.4%, which is within our long term guidance range.

• We were also pleasantly surprised by the performance of the equity markets, which helped us generate a new record return on our shareholders' funds. The result includes $287m in pre-tax returns on shareholders' funds, up from $204m achieved in the same period last year.

Sustained financial strength

IAG
Insurance Australia Group

- Annualised ROE for ordinary shareholders increased
  - Reported 27.8% (1H04: 18.4%)
  - Normalised 19.5% (1H04: 14.5%)
  - Exceeds long-term target of 1.5x WACC
- Average ROE for the four and half years since listing
  - Reported 11.6%
  - Normalised 13.5%
- Very strong capital position
  - Healthy cash flows - net cash from operations of $431m
  - Paid $238m in dividends to shareholders in 1H05
  - Group MCR multiple of 1.85x at December 2004
- All key wholly-owned insurers have retained 'AA' (Outlook 'Stable') S&P ratings

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

4

• The annualised return on equity (ROE) to ordinary shareholders of 27.8% for 1H05 represents the highest level achieved in the Group's listed history driven by the combination of strong margins delivered in the insurance business and solid investment returns on shareholders' funds benefiting from record-high performance in the equity market in 1H05.

• The Group's target return on equity to ordinary shareholders over the cycle is a minimum of 1.5 times WACC. The 1H05 annualised ROE, both actual and normalised, is above this target. However, it needs to be considered in terms of cycles and the general insurance industry has experienced very favourable cyclical conditions recently. Over the period since listing early in FY01, the Group's average reported ROE is 11.6% (normalised 13.5%). This is still below 1.5x WACC.

• However, the sustained improvement in ROE since listing is indicative of the consistent improvement in the underlying business, which is supporting the increasing return to shareholders necessary to cushion the impact of the volatility that occurs in the insurance and investment markets over cycles.

• The Group financial position continues to generate healthy cash flows of $431m for the period.

• We paid $238m in dividends during the period.

• The MCR of 1.85x is up from 1.75x at June 2004 and continues to exceed the group's current benchmark of 1.55x MCR.

• The Group's performance, franchise and risk appetite have continued to support the retention of 'AA' category insurer financial strength ratings for all the key wholly-owned insurers in the Group.

Interim dividend increased by 50%

IAG
Insurance Australia Group



30.0
25.0
20.0
15.0
10.0
5.0
0.0
Cents
4.0
0.2
4.5
3.5
4.5
3.6
8.0
17.
12.0
27.1
1H01
1H02
1H03
1H04
1H05
Interim dividend
EPS

Continued improvement in interim dividends – supported by increased EPS

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

5

- The Group has increased dividends per share each year – more than doubling the payout since listing. As can be seen from this chart, the first three years' interim dividends were supported by the accumulated wealth of the business with dividends exceeding earnings per share ('EPS'). In the last two years, the situation has reversed and earnings have been rebuilt.
- Following another strong result and supported by the Group's balance sheet strength, we have been able to increase the interim dividend by 50% to 12 cps (1H04: 8.0) for the period. This represents a payout ratio of 54% of normalised earnings.
- This is at the lower end of the Group's policy range of 50 – 70% of normalised earnings.
- The Group's dividend policy remains unchanged with a target of sustainable dividend growth using a payout ratio of 50-70% of normalised profits (before goodwill amortisation), with an interim : final split of approximately 45 : 55.
- The Group continues to target double digit growth in annual dividends going forward.

Contributions to profit before tax

IAG
Insurance Australia Group



Components of IAG EBITDA (excl OEI)
A$m
900
800
700
600
500
400
300
200
100
-
(100)
(200)
$142m
290
(29)
(19)
$263m
9
281
(27)
$559m
11
344
$718m
61
448
(21)
$792m
518
(13)
1H03
2H03
1H04
2H04
1H05
Insurance result
Investment return on shareholder funds
Non-insurance margin*
Non-recurring items

*Non-insurance margin includes net corporate expenses, NSW Insurance protection tax, Financial services result (discontinued 4/1/04), fee based businesses.

- Increased earnings driven by combination of
  - Sustained improvement in insurance operations
  - Realisation of synergies from CGU/NZI acquisitions
  - Increased investment returns on shareholders' funds

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

6

• Turning now to the sources of the Group's profit before interest, tax and amortisation.

• The dark blue bar is the profit from our core operations – the insurance profit. It includes the underwriting profit and the investment return on the funds we invest to back our insurance liabilities. The growth in this is attributable to a combination of the growth in the size of the business and improved margins.

• The grey bar is the return from shareholders' funds. This is the most volatile element of the results and the reason we focus on normalised earnings when assessing the longer term performance and dividends.

• The light blue bar is for non-recurring items and, in 2H04, represented the profit from the sale of our ClearView operations.

• The pink bar is for other operating items such as fee based businesses and corporate expenses. Previously this included the results of the ClearView business. This element is now at historically low levels.

Key insurance ratios

IAG
Insurance Australia Group


Expense ratio
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
2.4%
2.0%
5.7%
7.7%
8.1%
15.7%
15.0%
14.8%
FY01
FY02
FY03
FY04
1H05
Administration ratio
FSL impact
Commission ratio
Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
72.5%
FY01
FY02
FY03
FY04
1H05
Combined ratio
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
100.8%
95.6%
95.7%
90.7%
91.8%
FY01
FY02
FY03
FY04
1H05
Insurance margin (before tax)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Long-term expectation 9-12%
7.6%
8.7%
12.3%
13.5%
16.7%
FY01
FY02
FY03
FY04
1H05

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

7

- This slide shows the trend in the insurance margin and its components.
- The administration ratio is back close to 17% after the 'blip' in 2H04. Excluding the affect of fire services levies (ie deducting the expense from premiums and expenses), the 1H05 ratio drops to 14.8% compared to 15.7% in 2H04.
- The loss ratio increased slightly to 66.5%, although this comes back to 64.4% when the affect of reduced discount rates are excluded. This is an improvement on 65.4% in 2H04 stated on the same basis.
- The reported combined ratio is also impacted by the same 2.1% for discount rates. On an immunised basis, the combined ratio has improved for the third consecutive half-year.
- The contribution of the growth in the size of our operations can be seen by noting that the 16.1% insurance margin for 1H03 generated an insurance profit of $290m while 16.7% in 1H05 has generated an insurance profit of $518m.
- The average half-yearly margin since we listed is 11.4%, which is in line with our current expectation of operating within a 9 – 12% range over the long term for our current mix of business.

Record equity market performance

IAG
Insurance Australia Group

Portfolio income (pre-tax) and incl. derivatives	1H04		2H04		1H05	
	A$m	Return (%) *	A$m	Return (%) *	A$m	Return* (%)
Technical reserves	67	2.0%	177	5.5%	263	8.1%
Shareholders' funds	204	16.8%	230	19.8%	287	23.4%
Total investment income	**271**	**6.4%**	**407**	**9.4%**	**550**	12.4%

**Returns are annualised*

- The 1H05 technical reserves return of 4.05% (8.1% annualised) includes active return of 26 basis points
- The 1H05 return on shareholders' funds of 11.7% (23.4% annualised) includes active return of 29 basis points
  - Return reflects mix of Australian equities (+17.9%), international equities (-1.8%), fixed interest (3.9%) and cash (3.5%)
- The overall return of 6.2% (12.4% annualised) includes active return of 27 basis points or approximately $26m (pre-tax)

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

8

• The combination of the markets and our asset managers continued to deliver for us with active returns of approximately $26m over the relevant indices.

• The technical reserves return of $263m includes the gains on bonds as interest rates declined during the period and offsets the $65m expense borne in the combined ratio for reduced discount rates.

• The shareholders' funds return includes a small loss on our international equities portfolio as the gains in the indices were more than offset by the loss in value in Australian dollar terms due to the increased exchange rate against the relevant international currencies. However, the overall return from shareholders' funds remained at record levels – 23.4% annualised – due to the rise in the local Australian equity market.

Financial results overview

IAG
Insurance Australia Group

Financial results/ratios	Half-year ended Dec-03	Half-year ended Jun-04	Half-year ended Dec-04
Net earned premium (A$m)	$2,912	$2,951	$3,109
Insurance profit (A$m)	$344	$448	$518
Shareholders' funds investment income (A$m)	$204	$230	$287
Profit before income tax & OEI (A$m)	$484	$668	$723
Reported NPAT (A$m)	$302	$363	$446
Net cash flow from operations (A$m)	$694	$475	$431 ←
Reported ROE % to ordinary shareholders	18.4	23.4	27.8
Normalised ROE % to ordinary shareholders	14.5	14.7	19.5
Basic EPS (cents)	17.07	20.80	27.06
Dividends per ordinary share	8.0	14.0	12.0 ←
Group insurance ratios			
Loss ratio	65.6%	64.6%	66.5%
Expense ratio	24.9%	26.2%	25.3%
Administration expense ratio	17.1%	18.5%	17.2%
Commission ratio	7.8%	7.7%	8.1% ←
Combined ratio	90.5%	90.8%	91.8%
Insurance margin (before tax)	11.8%	15.2%	16.7%
Consolidated MCR multiple	1.90x	1.75x	1.85x ←
Australian insurance operations MCR multiple	2.21x	2.29x	2.12x
Minimum probability of sufficiency of claims reserves	90%	90%	90%

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

9

- This slide brings together much of the information I have been discussing on the previous slides so there are only a few figures here I would like to highlight:
  - Net cash flow from operations of $431m is lower than the previous two periods. This is mainly due to paying tax of almost $200m more than in the same period last year. A secondary factor is the loss of net cash flows from the ClearView operations following the sale of that business in January 2004;
  - The 50% growth in interim dividends per ordinary share – the 14 cents per share is a final dividend – our policy is that final dividends are normally larger than the interim dividend;
  - An increase in the commission ratio – to which George will refer later; and
  - The increase in our Group MCR multiple – which has been achieved while still maintaining our standard of a minimum probability of sufficiency on outstanding claims of 90%
- The final figure I'd like to highlight is the revenue growth – which for the three periods shown on this slide is wholly organic. See next slide

Delivering organic growth

IAG
Insurance Australia Group

- Gross written premium increased by 1.3% on 2H04
  - Compares with 4.5% for the previous six months
- Net earned premium increased by 5.4% on 2H04
  - Compares with 1.4% for the previous six months
- Each segment delivered sales growth (ie volume), which remains key to sustained top line growth
  - Improved customer service promoting strong renewal rates
  - Portfolio mix improving
  - Focus on increased segmentation and marketing
- Achieved against a backdrop of moderate increases or decreases in premium rates

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

10

• Growth in gross written premium (GWP) over the last year has been 5.9%. This includes 1.3% in the last six months and 5.4% in the six months to 30 June 2004.

• As noted earlier, revenue (NEP) grew by 6.8% compared with a year ago. Most of this occurred in the most recent six months which increased 5.4% compared with an increase of 1.3% in the previous six months.

• Each segment delivered sales (ie volume) growth and this growth in the value of risks we are insuring is driving the increase in premium.

• Sales growth remains key to sustaining top line growth. We continue to invest in opportunities to improve customer service to sustain the high retention rates we are achieving.

• We are also very pleased with the mix of business being written and are using our understanding of risk to further our product and marketing segmentation to entrench our current customers and attract others.

• This revenue growth has been achieved against a backdrop of of moderate increases or decreases in premium rates. The rate climate is being driven by the savings made in claims costs, competitive dynamics and the international commercial cycles. Each part of our business is experiencing this to a greater or lesser extent. However, as noted, we are maintaining and improving margins so it is still a win:win for customers and shareholders.

• The following slide provides tangible evidence of the customer benefits.

Premiums more affordable

IAG
Insurance Australia Group


Affordability of NRMA Car Insurance (NSW)

In late 2004, NSW motor premiums averaged 58% of AWE


CTP NSW AFFORDABILITY INDEX
Proportion of AWE
Quarter ending

In late 2004, NSW CTP benchmark premium was 34% of AWE

Combined, there has been a 12% drop relative to AWE

Insurance Australia Group Limited
ABN 60 090 739 923

11

• The detail on this slide isn't visible on the screen but the messages are – the two graphs show annual premiums in New South Wales as a percentage of average weekly earnings ('AWE') over close to five years from December 1999.

• The upper graph is average motor premiums in our portfolio.

• The lower graph is for the benchmark CTP premium – ie the Sydney Best Metro rate.

• The downward direction represents increasing affordability.

• By late 2004, it took only 92% of a week's earnings (as measured by AWE) to renew both motor and CTP. This compares with 104% five years earlier – so there has been a reduction of 12% in real terms.

• There have also been savings for customers buying liability insurance – the Australian Competition and Consumer Commission ('ACCC') announced last week that industry public liability premiums fell, on average, by 15% in the six months to June 2004 and noted that this reverses the pattern of premium increases since 2000. Professional indemnity industry premiums have fallen, on average, by 17% over the same period.


Customers and people positive
IAG
Insurance Australia Group
Claim satisfaction trends
motor and home (direct channel)
100%
95%
90%
85%
80%
75%
70%
Sept-01 May-02 Dec-02 May-03 Dec-03 May-04 Nov-04
Motor Home
Average month complaints vs Policies in force
(IAG retail brands - excl CTP & Niche products)
3,750
3,700
3,650
3,600
3,550
3,500
1,000
800
600
400
Dec-02 Jun-03 Dec-03 Jun-04 Dec-04
No. Complaints (average 6 months)
PIF (Motor & Home (all states, excl. VIC) (average 6 months)
Engagement of our people
IAG 2003 (45%)
IAG 2004 (53%)
30%
65%
Stable Zone
Critical Zone
0%
100%
Claims satisfaction improvements, reduced complaint levels and increased engagement of our people are are all positive indicators for sustained performance
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
12

• As well as delivering in financial terms, improvements in key customer and people indicators are also being realised.

• Our customer satisfaction measures are improving. The charts on the left here are two measures of this. The top one shows the upward trend in the percentage of our claimants for directly distributed motor and home insurance are satisfied with their experience. The lower one shows, for the same business, the absolute numbers of complaints in the blue bars and line shows the growth in policies in force. The performance in December 2004 translates to about one complaint per 6,500 policies (0.015%).

• The chart on the right is employee engagement. Between 2003 and 2004, IAG has moved from the bottom of the stable zone (45%) to well into the stable zone (53%). Companies with highly engaged employees are strongly correlated with high performing companies. We have achieved a lot already and are working to achieve more.


Ongoing focus delivering results
IAG
Insurance Australia Group
Sustained improvement in margins
Insurance margin (before tax)
Long-term expectation 8-12%
7.6%
8.7%
12.3%
13.5%
FY01
FY02
FY03
FY04
1H05
All business segments contributing
$344
$448
$518
1H04
2H04
1H05
Strong retention rates in key portfolios
Retention rates (%)
2H03
1H04
2H04
1H05
Intermediary commercial
Direct motor
Direct home
Sustained capital strength
MCR Multiple (times)
Benchmark MCR
1.62x
1.90x
1.75x
1.85x
2H03
1H04
2H04
1H05
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
13

• In summary, this period's results are a testament to our decisions to provide our Australia and New Zealand businesses with true scale in these markets through the acquisition of CGU and NZI and to then focus on ensuring we are positioned to deliver sustained quality results.

• The insurance margin is very strong at 16.7%.

• All segments of the business have improved their contribution to the insurance profit of $518m for 1H05. George Venardos will provide more detail on the individual segments shortly.

• Customer retention remains very high reflecting the their understanding of the value, price and service which we provide.

• We have sustained capital strength comfortably above our benchmark multiple of MCR – which was reduced from 1.60x to 1.55x following our recent issue of contingent capital.

• We have maintained insurance at fair rates for customers, delivered over 50% in total shareholder returns ('TSR') to our shareholders and maintained our very strong financial strength to comfortably withstand major catastrophes.

• I will now hand over to George to take you through some more detail on the segment results and our capital position. When George is through I will provide a concluding slide and then we will both take questions.

Segment analysis

Insurance Australia Group Limited
ABN 60 090 739 923

Thanks Mike. Good morning.

Australian personal lines

IAG Insurance Australia Group

Australian Personal Lines	Half-year ended Dec-03 A$m	Half-year ended June-04 A$m	Half-year ended Dec-04 A$m
Gross written premium	1,920	1,980	2,002
Net premium revenue	1,783	1,819	1,880
Underwriting profit	212	220	182
Insurance profit	265	329	340
Insurance ratios			
Loss ratio	65.8%	63.4%	67.1%
Expense ratio	22.3%	24.5%	23.2%
Administration ratio	*16.4%*	*18.6%*	*17.1%*
Commission ratio	*5.9%*	*5.9%*	*6.1%*
Combined ratio	88.1%	87.9%	90.3%
Insurance margin (before tax)	14.9%	18.1%	18.1%

- Sustained margins supported by strong retention rates and control of average claims costs
- Growth in volume driving growth as customer benefit from reducing premiums rates

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

15

•The Australian Personal Lines portfolio comprises Motor, CTP, Home and lifestyle products such as boat and caravan. The division continues to deliver strong insurance margins, dominated by the performance of the Motoring (both property and liability) classes.

• The premium growth of 4.3% from the same period last year was due to, in equal proportion, premium rates and policies in force. Following the consolidation of the industry in the last few years we have seen a more stable, rationally priced market. We are well placed competitively due to our brand strength, customer service, operational efficiency and scale advantage.

• As the benefits of our claims initiatives, which we have previously communicated, flow through together with improved driving behaviour (better drivers, better cars, better roads and improved safety awareness and policing) are emerging, we haven't needed to increase premiums at the same rate of parts and labour inflation. In fact, in our largest portfolio of NSW Motor, average premiums have reduced since December 2003 and in NSW CTP, our market share has increased with average premiums also reducing.

• With regard to volumes on a national average, our renewal rates and new business volumes are very stable. We are seeing strong growth in policies in the markets where we are targeting growth, such as Queensland Motor and Home (over 6% growth in risks in-force in these classes). As the market leader in most regions, we are very conscious of holding market share at the same time as ensuring we keep the balance of risk in our portfolio.

• Despite the strong result, there are still a number of challenges and opportunities for the division. The CTP releases are slowing down. This is expected. The scheme reforms introduced in October 1999 have ensured stability, however the releases from reserves for the pre October 1999 claims are naturally abating as each year passes.

• We are still well placed in the Personal Lines Division as we still see opportunities in the Home portfolio to continue to roll out our supply management initiatives. We currently have a 72% penetration rate for the Home procurement model – some regions are above 90%.

•The CGU Personal Lines portfolios are fully integrated with IAG and we are seeing the benefits of risk selection, underwriting and supply chain management flowing through.

• We are fully committed to improve the customer experience by simplifying the processes in the telephone and branch networks; simplified national policy booklets and flexible policy options.

• The key competitive advantage of the division is scale benefits and we will use this advantage responsibly to maintain our margins. By improving processes and aligning our Personal Lines business units to the customer needs, the improved cost management will off-set any potential downwards pressure on premium rates.

Australian commercial lines

IAG
Insurance Australia Group

Australian Commercial Lines	Half-year ended Dec-03 A$m	Half-year ended June-04 A$m	Half-year ended Dec-04 A$m
Gross written premium	768	845	827
Net premium revenue	689	666	731
Underwriting profit	63	6	(9)
Insurance profit	66	64	84
Profit from fee based business	20	1	11
Total commercial line result	86	65	95
Insurance ratios			
Loss ratio	61.1%	65.6%	70.8%
Expense ratio	29.8%	33.6%	30.4%
Administration ratio	*18.0%*	*21.7%*	*18.1%*
Commission ratio	*11.8%*	*11.9%*	*12.3%*
Combined ratio	90.9%	99.2%	101.2%
Insurance margin (before tax)	9.6%	9.6%	11.5%

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

16

•The Commercial Lines portfolio represents the commercial property rural and marine classes (65% of the portfolio) and the long tail classes of workers' compensation (10%), liability and professional indemnity (25%).

•The strong insurance margins (which includes the increasing of liability claims in respect of asbestos) were matched by the growth in revenue. The growth has been attributed to an increase in policies of over 5%, premium rates not softening in the SME market as early as may have been anticipated and higher than expected retention rates.

• Over the last year we have targeted selected growth in the public liability and professional indemnity portfolios in anticipation of the success of the tort reforms (including a 25% growth in professional indemnity risks). All indications are that these reforms have kicked in with claims cost, beginning to fall.

• The WA workers' compensation scheme has new legislation which increased benefits to claimants. We have already increased rates to pick up the shortfall as well as adjusting reserves for the affected claimants.

• The outlook on premium rates is not definitive, although we expect to see some pressure on rates and softening in the market more generally. Our philosophy remains unchanged and that is, we will walk away if we can't achieve our technical price.

• We will continue to focus on the SME market as well as appropriate growth opportunities in the long tail classes.

• Consistent with other areas of the business, we are developing a number of customer focused initiatives, such as relaunching our business package policy and enhancing our e-business platform. We are also moving towards rationalisation of our workers' compensation systems from 3 to 1. Simplifying theses processes as well as improving our back-end receipting and recording processes should see cost savings which will help maintain our margins.

International performance

IAG Insurance Australia Group

International operations	Half-year ended Dec-03 A$m	Half-year ended Jun-04 A$m	Half-year ended Dec-04 A$m
Gross written premium	**454**	**460**	**499**
Net premium revenue	**440**	**466**	**498**
Underwriting profit	**2**	**45**	**82**
Insurance profit	**13**	**55**	**94**
Insurance ratios			
Loss ratio	71.6%	68.0%	57.6%
Expense ratio	28.0%	22.4%	25.9%
Administration ratio	*18.5%*	14.0%	16.1%
Commission ratio	*9.5%*	*8.4%*	9.8%
Combined ratio	99.6%	90.4%	83.5%
Insurance margin (before tax)	3.0%	11.8%	18.9%

- Benefited from absence of catastrophes during the period
- Delivery of integration benefits assisted in reducing administration costs

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

17

• The international segment consists of the New Zealand business and the Group's Captive reinsurer, IAG Re.

• The headline growth of nearly 10% from the same period last year is distorted by the strengthening of the New Zealand dollar over the year. On a local currency basis the growth was 4.2%.

• The policies in force have remained constant over the last year, although the mix of business within the major portfolios has improved having analysed the combined IAG and NZI risks following the portfolio's integration.

• Whilst IAG New Zealand is the leading insurer, we are actively pursuing acquisitions of smaller, specialist underwriters of products where we are under represented.

• The NZI integration has been completed and customer satisfaction levels are above our targets, reaching a new high of 83% in December 2004.

• In November we made the decision to move the New Zealand personal lines business onto the Australian systems in the next 12 to 18 months, which should improve all aspects of customer service, data quality, underwriting and segmentation. The basis for this decision was to leverage scale, manage costs and capture the significant synergies that should come from introducing the rich functionality in the proprietary personal lines systems whose sophistication has been significantly enhanced over the last five years.

• The administration ratio of 16% for 1H05 is in line with expectations for this business going forward.

• The commission ratio in New Zealand increased during 1H05. The extent of the profits on some business generated higher profit commissions and consolidation of brokers and consequent changes in servicing also led to increases. The business monitors these developments to ensure that higher commission is linked to greater value delivery to customers and the business.

•The Captive's result for the six month reflects the absence of any catastrophes in the period. Further, the storms on February 2nd and 3rd 2005, will have minimal impact to our overall result.

Reducing risk in the business

IAG
Insurance Australia Group

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Reducing risk in the business

IAG Insurance Australia Group

- Investment risk
  - Introduction of new classes, styles and managers
  - Surplus capital fund established
- Improved reinsurance protections
- MCR and contingent capital

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

19

• The process of introducing greater diversification into the strategic asset allocation for shareholders' funds continued during 1H05:

-A second style was introduced for internally managed Australian equities. This 'research style' targets a higher active return and tracking error. At 31 December 2004, $100m was invested in this fund; and

- Two external Australian equities managers were appointed and funded. They currently manage about $240m (c 8%) of the shareholder fund assets

• All international equity holdings continue to be managed externally.

• We have introduced a surplus capital fund within the shareholders' funds. This fund, which will have a minimum of 80% in cash and fixed interest investments, is intended for the funds above the Group's benchmark MCR multiple of 1.55x. This recognises that these funds are expected to be used to fund dividends, tax payments, acquisitions and buy-backs. This approach should reduce the disruption to the ongoing investment process which required continual rebalancing and adjustment to address funding required for corporate actions.

• Going forward, we intend to examine opportunities to further diversify our asset allocation and to add new external managers to diversify the 'alpha' in our portfolios.

Reinsurance protections increased

IAG
Insurance Australia Group

- Catastrophe event protection increased to $3.5bn from $3.0bn
- Maximum event retention remains at $100m
  - Represents a reduction in volatility when measured against premium base
  - Retention for a second event is $75m
- Reinsurer counterparty credit profile remains very strong
  - 70% of catastrophe programme provided by 'AAA'/'AA' rated reinsurers (previously 66%)
  - Some of the programme is 'collateralised' providing further comfort

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923
20

In the renewal of our catastrophe programme on 1 January 2005, we increased the per event limit to $3.5b (previously $3.0bn) reflecting growth in exposure during the last 12 months.

The retained loss (APRA Maximum Event Retention Concentration Risk Capital Charge) for a first event remains at $100m, dropping to $75m for a second event.

This amount, which equates to about 1.5% of net earned premium, is well within the Group's current tolerable limit for income statement volatility from a single event of 2% of net earned premium.

Reinsurer counterparty credit profile remains very strong with 70% of limit now provided by 'AAA'/'AA' rated reinsurers (previously 66%).

Some of the limit is now purchased on a 'collateralised' basis, where reinsurers have deposited funds equivalent to their participation in a trust fund.



Group MCR coverage remains strong
IAG
Insurance Australia Group
Group MCR Multiple (times)
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
1.62x
1.90x
1.75x
1.85x
2.17x
0.39x
0.32x
0.91x
0.39x
0.34x
1.17x
0.39x
0.33x
1.03x
0.32
0.35x
0.31x
1.19x
2H03
1H04
2H04
1H05
Impact of RES on MCR multiple if exchanged brings the MCR to 2.17x
Revised Target MCR from 1.60x to 1.55x
T1 Non-hybrid capital
Hybrid
T2
RES
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
21

This graph shows the composition of our capital base by reference to the minimum capital requirements ('MCR') of the Group. This MCR is calculated applying APRA principles to the consolidated balance sheet. There are, as yet, no APRA standards by which capital requirements are set for groups.

The core Tier 1 capital effectively covers the MCR. The surplus above that to meet our benchmark multiple of 1.55x MCR is provided by a mixture of Tier 1 hybrid capital and Tier 2 subordinated debt.

The two reset preference share issues qualify as Tier 1 because of the terms under which we can convert them to ordinary shares and the dividend payment conditions. This ensures that they are available to meet solvency capital if required.

For illustrative purposes only, we have included the RES on this chart to show the value of this contingent capital in terms of its capacity to supplement the Group's regulatory capital base if we were to call upon it, remembering that the company has an ongoing right to exchange this debt security into Tier 1 capital at any time.

It is the access to this contingent capital which enabled the Group to reduce its benchmark multiple of MCR to 1.55x – the RES effectively replaces that element of our economic capital which represents the time it would take to raise capital if required.

It is also worth noting that these funds are not earmarked for use in acquisitions or buy-backs and while it's in place it is expected to contribute at least $2m to profit before tax.

IAG
Insurance
Australia
Group

Return on equity

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Return on equity improved

IAG
Insurance Australia Group



Annualised return on equity
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
5.3%
6.6%
(1.2%)
13.6%
5.1%
12.9%
21.1%
15.1%
27.8%
19.5%
Average normalised 13.5%
Average actual 11.6%
FY01
FY02
FY03
FY04
1H05
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:

1. *Exclusion of goodwill amortisation and non-recurring items*
2. *Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%*

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

23

• The strong performance of equity markets in both 2H04 and 1H05 have driven the reported return on equity to ordinary shareholders to new heights for the Group, reaching 27.8% in this half-year.

• While this is very pleasing for shareholders, it is unsustainable into the long-term for a few reasons:

• Firstly, it is based on unusually strong equity market returns. The darker bars on this chart are what we refer to as normalised returns. We substitute the actual equity market performance with a longer term yield – basically the 10 year bond rate plus an equity market premium of 4%. This removes a lot of the volatility;

• Secondly, the last year or so has been a period when 'the stars have aligned' for insurers with all the cyclical elements being favourable. While we don't see a reversion to very tough times in each cyclical factor in the foreseeable future, we do not expect recent favourable conditions to be sustained at these levels.

• Finally, we don't believe average returns much above 1.5 – 1.6 times WACC (weighted average cost of capital) over a whole insurance cycle provide a reasonable balance between the needs of customers and shareholders. BUT we haven't reached that stage yet. Our average ROE since listing is only 11.6% and, even after normalising for investment market returns, it is 13.5% - which is less than 1.5 times WACC.

• So, while the underlying performance has improved substantially – as demonstrated by the dark blue bars – the performance needs to be considered over a complete cycle.

IAG
Insurance Australia Group

Outlook

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Outlook - drivers

- Profitability outlook influenced by a number of interacting factors
- External
  - Good economic performance in Australia and New Zealand
  - Increasing competitive pressures
  - Reinsurance rates stable
  - Stable liability classes due to tort law reforms
  - Investment market performance unlikely to be sustained
- Internal
  - Improving customer satisfaction and employee engagement
  - Ongoing risk selection improving our mix
  - Further expense savings to be realised

Insurance Australia Group Limited
ABN 60 090 739 923

25

• There are many factors which affect our business and thus our outlook. In assessing the business prospects, we need to look at these and their inter-action with each other.

• Dealing first with the external factors:

-Our business is influenced by the economies in which we operate – economic growth and inflation drive demand for insurance and the values of assets to be insured. The good economic performance and outlook for the Australian and New Zealand economies is therefore a positive for us.

- Increasing competitive pressures are definitely a feature of the market at present. This is largely driven by the industry's good performance and the availability of capital. While we see isolated incidences of what we believe may be irrational behaviour, we do not see this as a major issue for the local market and we, as noted earlier by George, continue to adhere to the discipline of not writing business at prices that cannot service the capital we believe is needed to back it.

- Reinsurance rates are stable.

- The outlook for business affected by tort reforms, including the key statutory schemes, is quite stable. This is key to our ability to continue to pass on savings in premiums in the relevant products.

- Most commentators don't believe the stellar performance of the investment markets will be sustained in the coming year. We agree with this.

• Turning to internal factors:

- We have, as we noted earlier, improving customer satisfaction indicators and growing employee engagement. These support the positive momentum in our business;

- The ongoing focus on, and improvements in, the data being applied in our risk selection is improving the portfolio mix; and

- We have work in progress to deliver further expense savings.

• These factors have all been considered in how we view the prospects for our business.

Outlook

Insurance Australia Group

- On balance
  - Now expect the FY05 insurance margin to be at least 15.0%, subject to no further major losses
  - NEP growth of 5-7% for FY05 is unchanged

- Strategy remains unchanged – focus on optimising our franchise in Australia and New Zealand and seeking overseas investment opportunities to supplement future earnings

Insurance Australia Group Limited
ABN 60 090 739 923

26

• Having considered those factors, and the results we have announced today, we now expect that the FY05 insurance margin to be at least 15%, subject to no further major losses.

• Our expectations for NEP (net earned premium) growth of 5 – 7% for FY05 is unchanged.

• Our strategy also remains unchanged. We will continue down the dual track of optimising our franchise in Australia and New Zealand and seeking overseas investment opportunities, in the general insurance sector, to supplement the future earnings profile of the business.

Share price performance since listing

IAG
Insurance Australia Group



IAG Share Price Performance
300
250
200
150
100
50
0
Share price $6.64
Listing price $2.75
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

Questions

Insurance Australia Group Limited
ABN 60 090 739 923

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

24 February 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CORRECTION TO EX-DIVIDEND DATE FOR INTERIM DIVIDEND

We advise that the ex-dividend date for the interim dividend of 12 cents per ordinary share fully franked payable on 18 April 2005 that was shown on page 1 of the Investor Report released to the market today should have been **9 March 2005** instead of the incorrect date reported of 10 March 2005.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\ASX\2005\IAG\FEB\240205 Cooreciion to ex Div date.doc

Attachment

Non-business days and non-trading days for 2005

Public holiday	Date	Public Holiday applies to the following states	All States Business day (Settlement/ No settlement)	All States Trading day (SEATS open/ SEATS closed)
New Year's Day	Monday 3 January[1]	All States	Non-business day	Non-trading Day
Australia Day	Wednesday 26 January	All States	Non-business day	Non-trading day
Labour Day	Monday 7 March	WA	Business day	Trading day
Labour Day/Eight Hour Day	Monday 14 March	VIC/TAS[2]	Non-business day	Trading day
Canberra Day	Monday 21 March	ACT	Business day	Trading day
Good Friday	Friday 25 March	All States	Non-business day	Non-trading day
Easter Monday	Monday 28 March	All States	Non-business day	Non-trading day
ANZAC Day	Monday 25 April	All States	Non-business day	Non-trading day
Labour Day	Monday 2 May	QLD	Business day	Trading day
Adelaide Cup Day	Monday 16 May	SA	Business day	Trading day
Foundation Day	Monday 6 June	WA	Business day	Trading day
Queen's Birthday	Monday 13 June	All States except WA	Non-business day	Non-trading day
Bank Holiday	Monday 1 August	NSW[3]	Non-business day	Trading day
Labour Day /Queen's Birthday	Monday 26 September	WA	Non-business day	Trading day

[1] Monday 3 January is a substitute public holiday for Saturday 1 January
2.Not a state-wide public holiday - TAS
[3] Not a state-wide public holiday – NSW

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

Directory

Stock Exchange Listings
Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

Investor Information/Administration
Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone:	1300 360 688
Email:	iag@computershare.com.au
Facsimile:	(03) 9473 2470
Website:	www.iag.com.au

Investor Relations
Email: investor.relations@iag.com.au

Ms Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

Telephone:	(02) 9292 3169
Facsimile:	(02) 9292 3109
Email:	anne.o'driscoll@iag.com.au

Registered Office
Insurance Australia Group Limited
Level 26, 388 George Street
SYDNEY NSW 2000
Telephone: (02) 9292 9222

Key dates for shareholders - proposed

Interim dividend – ordinary shares	
- Ex-dividend date	10 March 2005
- Record date	16 March 2005
- Payment date	18 April 2005
Half-yearly reset preference shares dividends due	15 June 2005
Announcement of annual results to 30 June 2005	19 August 2005
Final dividend – ordinary shares	
- Ex-dividend date	8 September 2005
- Record date	14 September 2005
- Payment date	17 October 2005
Annual General Meeting	9 November 2005
Half-yearly reset preference shares dividends due	15 December 2005
Announcement of half year results - 31 December 2005	23 February 2006

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

9 March 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

INVESTOR PRESENTATION

Please find attached presentation by Mr Michael Hawker, Chief Executive Officer, IAG to the Citigroup Australia & New Zealand Investment Conference to be held in London later this evening.

Yours sincerely

Glenn Revell
Company Secretary

Attachment (20 pages)

Insurance Australia Group Limited

Presentation to Citigroup Australia & New Zealand Investment Conference

Michael Hawker, Chief Executive Officer

9 March 2005

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Important information

IAG
Insurance Australia Group

The information in this presentation is an overview and does not contain all information necessary to an investment decision.

The information contained in this presentation and accompanying materials has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of IAG.
All amounts are presented in Australian dollars.

NRMA INSURANCE · SGIO · SGIC · CGU · Swann Insurance · STATE · NZI

Who we are ...

- Australia & New Zealand's largest insurers – over $6.4bn GWP in FY04
- Over 30% in each market and leading shares in most products
  - latest available data is 2002 but remains indicative
- Own and operate leading brands



Australia
% market share
50%
40%
30%
20%
10%
0%
45%
38%
27%
18%
30%
Motor
Home
Motor liability
Commercial
Employer liability



New Zealand
% market share
50%
40%
30%
20%
10%
0%
38%
39%
43%
29%
25%
Motor
Home
Comm. Motor
Comm. property
Comm. liability

Outline

IAG
Insurance Australia Group

- Our improved performance
- Strategy and outlook
  - Organic progress and outlook
  - Asia
- Questions

Insurance Australia Group Limited
ABN 60 090 739 923

4

Customers and people positive


Claim satisfaction trends
motor and home (direct channel)
100%
95%
90%
85%
80%
75%
70%
Sept-01 May-02 Dec-02 May-03 Dec-03 May-04 Nov-04
Motor
Home


Average month complaints vs Policies in force
(IAG retail brands - excl CTP & Niche products)
3,750
3,700
3,650
3,600
3,550
3,500
1,000
800
600
400
Dec-02 Jun-03 Dec-03 Jun-04 Dec-04
No. Complaints (average 6 months)
PIF (Motor & Home (all states, excl. VIC) (average 6 months)

Engagement of our people


IAG 2003 (45%)
IAG 2004 (53%)
Stable Zone
65%
30%
Critical Zone
0%
100%

Claims satisfaction improvements, reduced complaint levels and increased engagement of our people are are all positive indicators for sustained performance

Insurance Australia Group Limited
ABN 60 090 739 923

Key insurance ratios

IAG
Insurance Australia Group



Expense ratio
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
FY01
FY02
FY03
FY04
1H05
2.4%
2.0%
5.7%
7.7%
8.1%
15.7%
15.7%
15.0%
15.7%
14.8%
Administration ratio
FSL impact
Commission ratio
Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
FY01
FY02
FY03
FY04
1H05
Combined ratio
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
100.8%
95.6%
95.7%
90.7%
91.8%
FY01
FY02
FY03
FY04
1H05
Insurance margin (before tax)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Long-term expectation 9-12%
7.6%
8.7%
12.3%
13.5%
16.7%
FY01
FY02
FY03
FY04
1H05

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

6

Contributions to profit before tax


Components of IAG EBITDA (excl OEI)
A$m
900
800
700
600
500
400
300
200
100
-
(100)
(200)
$142m
290
(129)
(19)
$263m
9
281
(27)
$559m
11
204
344
$718m
61
448
(21)
$792m
518
(13)
1H03
2H03
1H04
2H04
1H05
Insurance result
Investment return on shareholder funds
Non-insurance margin*
Non-recurring items
*Non-insurance margin includes net corporate expenses, NSW Insurance protection tax, Financial services result (discontinued 4/1/04), fee based businesses.

- Increased earnings driven by combination of
  - Sustained improvement in insurance operations
  - Realisation of synergies from CGU/NZI acquisitions
  - Increased investment returns on shareholders' funds

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

Ongoing focus delivering results

IAG Insurance Australia Group

Sustained improvement in margins


Insurance margin (before tax)
Long-term expectation 9-12%
7.6%
8.7%
12.3%
13.5%
FY01
FY02
FY03
FY04
1H05

All business segments contributing


$344
$448
$518
1H04
2H04
1H05

Strong retention rates in key portfolios


Retention rates (%)
2H03
1H04
2H04
1H05*
Intermediary commercial
Direct motor
Direct home

Sustained capital strength


MCR Multiple (times)
Benchmark MCR
1.62x
1.90x
1.75x
1.85x
2H03
1H04
2H04
1H05

NRMA INSURANCE SGIO SGIC CGU Swann insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

8

Return on equity improved

IAG
Insurance Australia Group



Annualised return on equity
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
5.3%
6.6%
(1.2%)
13.6%
5.1%
12.9%
21.1%
15.1%
27.8%
19.5%
Average normalised 13.5%
Average actual 11.6%
FY01
FY02
FY03
FY04
1H05
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:

1. *Exclusion of goodwill amortisation and non-recurring items*
2. *Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%*

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

9

Interim dividend increased by 50%

IAG Insurance Australia Group


30.0
25.0
20.0
15.0
10.0
5.0
0.0
Cents
4.0
0.2
4.5
3.5
4.5
3.6
8.0
17.1
12.0
27.1
1H01
1H02
1H03
1H04
1H05
Interim dividend
EPS

Continued improvement in interim dividends – supported by increased EPS

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Strategy & outlook

Insurance Australia Group Limited
ABN 60 090 739 923

Strategic goals

- Generate top quartile total shareholder return
- Deliver a return on equity of at least 1.5 times weighted average cost of capital
- Establish an Asian foothold
- Maintain an 80:20 mix of short-tail:long-tail premiums
- Maintain a 'AA' category rating.

Strategic progress


Progress
Simultaneously researching now for internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
December 2004
We believe there are significant opportunities locally for the next few years
Generation of domestic scale
Delivered
Time

Diversified portfolio – and operating conditions for organic business

IAG
Insurance Australia Group


$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
$6.6bn
Statutory classes
Commercial Short-tail
Personal lines
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
1H05 Annualised
Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE N°4

Insurance Australia Group Limited
ABN 60 090 739 923

14

Outlook – drivers for organic business

IAG
Insurance
Australia
Group

- Profitability outlook influenced by a number of interacting factors
- External
  - Good economic performance in Australia and New Zealand
  - Increasing competitive pressures
  - Reinsurance rates stable
  - Stable liability classes due to tort law reforms
  - Investment market performance unlikely to be sustained
- Internal
  - Improving customer satisfaction and employee engagement
  - Ongoing risk selection improving our mix
  - Further expense savings to be realised

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

15

Growth in domestic premium exceeds GDP



Private sector premium $bn
20
15
10
5
0
CAGR for policies of 7.3%
$9bn
$18bn
CAGR 8.2%
CAGR GDP 3. 35%
300
280
260
240
220
200
180
160
140
120
100
GDP $bn
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002 (J)

Source: ABS for GDP & APRA General Insurance Statistics (December 1993 – December 2001 & June 2002), excluding reinsurers. No APRA statistics published for periods post June 2002 and no returns lodged by HIH post December 2000.

Outlook – drivers for organic business

IAG Insurance Australia Group

- Profitability outlook influenced by a number of interacting factors
- External
  - Good economic performance in Australia and New Zealand
  - Increasing competitive pressures
  - Reinsurance rates stable
  - Stable liability classes due to tort law reforms
  - Investment market performance unlikely to be sustained
- Internal
  - Improving customer satisfaction and employee engagement
  - Ongoing risk selection improving our mix
  - Further expense savings to be realised

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Establishing an Asian foothold

IAG Insurance Australia Group

- Focus on countries with strong growth prospects for general insurance with suitable environments
  - Multiplier effect of economic progress and increased general insurance penetration
  - Primary focus on China, Thailand, Malaysia & India
  - Secondary focus on Hong Kong & Singapore
- Best option to add value is in personal lines, especially motor
  - Joint venture with "control of the pen"
- Portfolio approach envisaged
- Individual transactions not likely to exceed half a year's earnings
- Aim to supplement medium term earnings and become material in the longer term

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

18

Share price performance since listing

IAG
Insurance
Australia
Group


IAG Share Price Performance
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NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

Questions

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

9 March 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

INTERIM REPORT 2005

In accordance with Listing Rule 3.17, please find enclosed IAG Interim Report 2005, which is to be sent to shareholders from today.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\ASX\2005\IAG\MAR\ASX Cover LetterInterim Rpt.doc

Results for the six months ended 31 December 2004 compared to the previous corresponding six month period.

FINANCIAL HIGHLIGHTS

$446m — **Net profit after tax** increased from $302m on the back of organic growth, integration synergies and buoyant equity markets.

$3,109m — **Revenue** increased by 6.8% from $2,912m reflecting the strength of the Group's insurance business.

$255m — **Underwriting result** showed an underlying improvement.

$518m — **Insurance profit**, which is the addition of our underwriting result and investment returns from claims reserves, increased 51% from $344m.

$287m — **Investment income** on shareholders' funds increased by 41% from $204m, setting a new record since listing, driven by strong equity markets.

16.7% — **Insurance margin** improved from 11.8%, boosted by strong margins across all areas of the business.

12c — **Interim dividend** increased by 50% from 8 cents per share. The dividend is fully franked.

GROUP DIRECTORY

Share Registry Contact Details
Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne Vic 3001

Telephone 1300 360 688
Fax (03) 9473 2470
Email iag@computershare.com.au

Registered Office
Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000

Telephone (02) 9292 9222
Fax (02) 9292 8072
Website www.iag.com.au

Group Company Secretary
Anne O'Driscoll FCA, ANZIIF (Fellow)

Insurance Australia Group Limited
ABN 60 090 739 923
www.iag.com.au

Help us help the environment and reduce costs
You may elect not to receive IAG's annual reports (including interim reports) by mail. Simply complete the form enclosed with this report, or register on-line at *www.iag.com.au/shareholdercentre*.

Printed on Australian made recycled paper.

CONTINUING THE IAG RISK MANAGEMENT STORY:

IAG INTERIM REPORT 2005



PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
REDUCING RISK
MANAGING COSTS

Delivering value in these four ways is the key to ensuring our future sustainability and creating value for shareholders.

IAG Insurance Australia Group

HOW WE'VE PERFORMED

FINANCIAL PERFORMANCE

	As at 31 Dec 2003 $bn	As at 31 Dec 2004 $bn
Net premium revenue	2,912	**3,109**
Net claims expense	1,909	**2,067**
Commission expense	227	**253**
Underwriting expense	499	**534**
Underwriting profit/(loss)	277	**255**
Insurance profit	344	**518**
Net profit attributable to shareholders	**302**	**446**

FINANCIAL POSITION

	As at 31 Dec 2003 $bn	As at 31 Dec 2004 $bn
Investments	11.0	**10.4**
Other assets	4.4	**4.5**
Intangibles	1.5	**1.4**
Total assets	**16.9**	**16.3**
Claims provisions and unearned premium	9.5	**10.0**
Borrowings and other liabilities	3.1	**2.0**
Total liabilities	**12.6**	**12.0**
Net assets	**4.3**	**4.3**
Equity attributable to IAG shareholders	3.7	**3.7**
Outside equity interests	0.6	**0.6**
Total equity	**4.3**	**4.3***

*Stated after return of $0.8bn to shareholders in dividends and buy-backs during calendar year 2004.

STICKING TO OUR STRATEGY

We are pleased to report Insurance Australia Group's strong performance continued during the first six months of the 2005 financial year.

Real momentum across the entire business and record levels of investment income enabled the Group to achieve a net profit after tax of $446 million for the six months ended 31 December 2004, up from $302 million in the same period last year.

The result confirms the soundness of our strategy. By focusing on general insurance and leveraging our scale, we have been able to improve our earnings while premiums in most classes are stable or decreasing.

Our strong performance was driven by a number of factors, including:

- **Underlying business growth.** The Group's revenue grew 6.8% on the previous corresponding period, boosted by sales growth in each of the Group's three operating areas – personal insurance, commercial insurance and our international operations;
- **Synergy benefits flowing to the bottom line.** CGU and NZI are now fully integrated into the Group and the promised synergy benefits are 'business as usual';
- **Margins continued to improve.** Initiatives to improve our underwriting disciplines, refine claims management practices and reduce costs enabled us to improve margins in all our businesses. Our overall insurance margin for the period was 16.7%, up from 11.8% in the previous corresponding period; and
- **Buoyant equity markets.** The Group achieved a return on shareholders' funds of $287 million, an increase of 41% from the previous corresponding period and a record return since the Group listed in 2000.

DIVIDENDS

In light of the Group's strong performance, the Board has declared an interim dividend of 12 cents per ordinary share, fully franked. That is an increase of 50% from the previous corresponding period and is in keeping with the Board's aim to provide continual increases in annual dividends.

The dividend will be paid on 18 April 2005 to ordinary shareholders registered on 16 March 2005.

DIVISIONAL HIGHLIGHTS

Insurance Australia Group's three core businesses – Australian personal insurance, Australian commercial insurance and international operations – all reported improvements in performance during the six month period.

Australian Personal Insurance

The Group's largest division, Australian personal insurance, includes home and motor insurance sold direct to customers. During the period, sales were up, with revenue growing 5.4% on the previous corresponding period. Our focus on customer service saw retention rates remain above 90% and customer satisfaction levels are at a record high. We also introduced new products and features, including landlords' insurance and Home@50.

Australian Commercial Insurance

The Group's Australian commercial lines division also performed strongly, recording a 6.1% growth in revenue compared to the same period last year. Despite increased competition, rates were stable during the period. We continued to improve processes, particularly our on-line offering, and we recorded solid sales of new products, including home warranty insurance.

International Operations

The Group result also benefited from a strong contribution from the international division, which includes the New Zealand personal and commercial insurance operations, our Asian interests and the internal reinsurance portfolio. This division reported a strong improvement in its operating margin, boosted by positive exchange rates, favourable trading conditions and no major catastrophes.

CAPITAL MANAGEMENT

The Board's active approach to capital management continued during the period. An initiative to issue a new type of security, called Reset Exchangeable Securities, was completed in January 2005, raising $550 million in contingent capital. This provides the Group with an additional layer of capital protection.

In light of the continuing strength of the Group's capital position, the Board may look to return capital to shareholders if the Group's current surplus is sustained.

LONG TERM SUSTAINABILITY

We believe we deliver long-term value in four ways – by paying claims, understanding and pricing risk, managing costs and helping to reduce risk in the community. We have aligned our business, and our people, around these principles and are focusing our energy into initiatives that will have real benefit for all our stakeholders.

Some examples of our work are summarised in the four sections below and more detail is included in our first Sustainability Report published in November last year. This report can be found at *www.iag.com.au/sustainability.*

OUTLOOK

The momentum in the business, coupled with robust trading and economic conditions, is expected to continue for at least the next six months. As a result, the Group is on track to deliver an insurance margin of at least 15% and revenue growth of 5-7% for the full year, barring any further major losses.

Longer term, our strategy remains unchanged. We will continue to grow our business in Australia and New Zealand and will pursue opportunities to expand our business overseas.

Our long term corporate goals remain to:

- achieve top quartile total shareholder return;
- achieve a return on equity of at least 1.5 times our weighted average cost of capital;
- establish an Asian foothold;
- maintain an 80:20 mix of short-tail:long-tail premiums; and
- maintain a 'AA' category rating.

Finally, we'd like to thank the people who work for the Group. These results are a reflection of their hard work and dedication.

We look forward to reporting to you on our progress, and thank you for your continued support.

James Strong
Chairman

Michael Hawker
CEO


PAYING CLAIMS
$11 million a day
UNDERSTANDING AND PRICING RISK
1st
CGU Professional Risk Team
MANAGING COSTS
17.2%